PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 29, 1998)

                                  $125,000,000

                                 HUSSMANN LOGO
                          HUSSMANN INTERNATIONAL, INC.
                          6 3/4% SENIOR NOTES DUE 2008
                            ------------------------

     The 6 3/4% Senior Notes due 2008 (the "Notes") are being offered by Hussmann International, Inc. ("Hussmann International") in an aggregate principal amount of $125,000,000. Hussmann International currently has no subordinated debt outstanding.

     Interest on the Notes will be payable semiannually on June 1 and December 1 of each year, commencing December 1, 1998.

     The Notes will be redeemable, in whole or in part, at any time at the option of Hussmann International at a redemption price equal to the greater of
(i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued but unpaid interest to the date of redemption. The Notes will not be subject to any sinking fund.

     The Notes will be represented by one or more global notes ("Global Securities") registered in the name of the nominee of The Depository Trust Company (the "Depositary"). Interests in Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein and in the accompanying Prospectus, Notes in definitive form will not be issued. See "Description of Notes."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                     UNDERWRITING            PROCEEDS TO
                                          PRICE TO PUBLIC(1)         DISCOUNT(2)            COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note...............................        99.929%                  0.650%                 99.279%
--------------------------------------------------------------------------------------------------------------
Total..................................      $124,911,250              $812,500              $124,098,750
==============================================================================================================

(1) Plus accrued interest, if any, from the date of issuance.
(2) Hussmann International has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $200,000 payable by Hussmann International.
                            ------------------------

     The Notes are offered by the Underwriters when, as and if issued by Hussmann International, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of the Depositary on or about June 5, 1998, against payment in immediately available funds.

BANCAMERICA ROBERTSON STEPHENS
                  CREDIT SUISSE FIRST BOSTON
                                   NATIONSBANC MONTGOMERY SECURITIES LLC

            The date of this Prospectus Supplement is June 2, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER SHORT POSITIONS BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     This Prospectus Supplement Summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein. Prospective purchasers of the Notes should read carefully the entire Prospectus Supplement and the Prospectus. As used in this Prospectus Supplement, unless the context otherwise clearly requires, the term "Hussmann" refers to Hussmann International, Inc. and its consolidated subsidiaries, including Hussmann Corporation, and the term "Hussmann International" refers to Hussmann International, Inc. on an unconsolidated basis.

     Hussmann has made and will make certain forward-looking statements in this Prospectus Supplement and the Prospectus and in certain other contexts relating to future revenues, costs, expenses, production schedules, profitability and financial resources, among others. These statements are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's beliefs and assumptions using information currently available. Accordingly, Hussmann's actual results may differ materially from those projected, expressed or implied in such forward-looking statements due to known and unknown risks and uncertainties that exist in Hussmann's operations and business environment, including, among other factors: the failure by Hussmann to produce anticipated cost savings or improve productivity; the timing and magnitude of capital expenditures; economic and market conditions in the U.S. and worldwide; currency exchange rates; changes in customer spending levels and demand for new products; cost and availability of raw materials; the continuation of growth in significant developing markets such as Mexico, China and South America; and overall competitive activities. Prospective investors are cautioned not to put undue reliance on forward-looking statements.

                                  THE OFFERING

SECURITIES OFFERED............   $125,000,000 aggregate principal amount of
                                 6 3/4% Senior Notes due June 1, 2008 (the
                                 "Notes").

INTEREST PAYMENT DATES........   June 1 and December 1 of each year, commencing
                                 December 1, 1998.

REDEMPTION....................   The Notes will be redeemable, in whole or in
                                 part, at any time at the option of Hussmann
                                 International at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis
                                 (assuming a 360-day year consisting of twelve
                                 30-day months) at the Adjusted Treasury Rate
                                 (as defined herein), plus, in each case, accrued but unpaid interest to the date of redemption.

SINKING FUND..................   None.

RANKING.......................   The Notes will be unsecured and unsubordinated
                                 obligations of Hussmann International and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of
                                 Hussmann International. At March 31, 1998,
                                 Hussmann had outstanding approximately $265.1 million of short-term and long-term indebtedness on a consolidated basis, including
                                 $244.0 million borrowed by Hussmann Corporation and guaranteed by Hussmann International under the five-year unsecured revolving credit facility entered into by Hussmann International and Hussmann Corporation in January 1998 (the
                                 "Credit Facility"). The parties to the Credit

                                 Facility entered into an amendment to the Credit Facility effective May 29, 1998. Pursuant to such amendment, all of the outstanding debt of Hussmann Corporation has been assumed by Hussmann International and Hussmann Corporation will no longer be a borrower or a guarantor under the Credit Facility. At March 31, 1998, after giving effect to the offering of the Notes hereby (the "Offering"), the intended application of the anticipated net proceeds thereof as described under "Use of Proceeds" and the amendment to the Credit Facility, Hussmann would have had outstanding approximately $266.2 million of indebtedness on a consolidated basis, $21.1 million of which would be structurally senior to the Notes.

RESTRICTIVE COVENANTS.........   The indenture governing the Notes contains
                                 certain covenants that limit the ability of Hussmann International to (i) grant liens, (ii) enter into sale and lease-back transactions and
                                 (iii) merge, consolidate or transfer all of its assets to another person. Certain of the subsidiaries of Hussmann International are also subject to the limitations described in clauses
                                 (i) and (ii). See "Description of Securities" in the Prospectus.

USE OF PROCEEDS...............   Hussmann intends to use the net proceeds of the
                                 Offering, estimated to be approximately $123.9 million, to repay borrowings incurred under the Credit Facility in connection with the Distribution (as defined herein).

                                  THE COMPANY

     Hussmann is a leading manufacturer of food store refrigeration equipment and commercial refrigeration products. Hussmann sells, installs and services these products for the world's commercial food industry. Products include refrigerated and non-refrigerated display merchandisers, refrigeration systems, beverage coolers, air handlers, condensers, coils and walk-in storage coolers and freezers. Hussmann utilizes advanced technology to create energy efficient products that are designed to provide low life-cycle costs. Hussmann's wide product line features high quality products intended to meet the needs of a broad range of customers.

     Hussmann's 1997 sales of approximately $1.1 billion included approximately $530 million from the sale of display merchandisers, approximately $165 million from refrigeration systems, approximately $260 million from installation and service and approximately $140 million from the sale of other products, including beverage coolers. For further information about Hussmann's historical results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Hussmann operates in three geographic segments, the U.S. and Canada, the United Kingdom and Other International, which includes Mexico, Latin America, Asia Pacific, continental Europe and the Middle East. Hussmann's 1997 sales, before elimination of sales between geographic areas, included $895 million from U.S. and Canada operations, $124 million from U.K. operations and $134 million from Other International operations.

     Hussmann International was incorporated under the laws of the State of Delaware on August 29, 1997. At the time of its incorporation, Hussmann International was a wholly-owned subsidiary of Whitman Corporation, a Delaware corporation ("Whitman").

     On January 30, 1998 (the "Distribution Date"), Whitman distributed (the "Distribution") all of the issued and outstanding shares of common stock, par value $.001 per share, of Hussmann International (the "Common Stock") to the shareholders of record of Whitman's common stock as of January 16, 1998. The Distribution was made pursuant to the terms of a Distribution and Indemnity Agreement (the "Distribution Agreement") dated as of December 31, 1997 by and among Whitman, Hussmann International and Hussmann Corporation, a Missouri corporation ("Hussmann Corporation") and wholly-owned subsidiary of Hussmann International.

     Hussmann Corporation is the successor to the business started by Harry L. Hussmann in 1906 which sold butchers supplies. Hussmann introduced the first meat display case in 1917 and the first frozen food case for Clarence Birdseye in 1933. Hussmann's principal executive offices are located at 12999 St. Charles Rock Road, Bridgeton, Missouri 63044 and its telephone number is (314) 291-2000.

                              RECENT DEVELOPMENTS

     On April 21, 1998, Hussmann announced that it had re-established its relationship with The Coca-Cola Company as a supplier of refrigerated beverage coolers in Mexico and Latin America. Hussmann will now be allowed to compete with others for beverage cooler contracts with The Coca-Cola Company and its affiliated bottling companies after a two-year hiatus. In 1996, The Coca-Cola Company and its affiliates in Mexico and Latin America discontinued purchasing Hussmann beverage coolers as a result of Hussmann's association with Pepsi-Cola General Bottlers, Inc. (both were subsidiaries of Whitman prior to the Distribution). Prior to 1996, Hussmann was the leading supplier of beverage coolers to bottlers of Coca-Cola in Mexico. In order to meet the demand for soft drinks and other bottled beverages throughout Mexico and Latin America, Hussmann International's Board of Directors approved a $6.0 million capital project to equip a new facility in Toluca, Mexico to produce primarily beverage coolers for sale in Mexico and emerging Latin American markets and other refrigeration equipment. Hussmann expects construction of the plant to be completed in the fourth quarter of 1998, and production to begin in 1999.

     For the first quarter ended March 31, 1998, Hussmann reported pro forma sales and revenues of $245.9 million and pro forma net income of $5.0 million, compared to $223.9 million and $4.3 million for the same quarter last year. The results represent a 9.8% increase in pro forma sales and revenues and a 16.3% increase in pro forma net income. On an actual basis, for the first quarter of 1998, Hussmann reported sales and revenues of $245.9 million and net income of $4.2 million, compared to sales and revenues of $198.6 million and a net loss of $0.7 million for the same quarter in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table presents selected historical and pro forma financial information of Hussmann. The historical financial information is presented on a combined basis for all periods other than as of and for the three months ended March 31, 1998, which is presented on a consolidated basis. The combined operating results data set forth below for each of the years ended December 31, 1997, 1996 and 1995 and the combined balance sheet data as of December 31, 1997 and 1996 are derived from, and are qualified by reference to, the audited combined financial statements of Hussmann included in this Prospectus Supplement, and should be read in conjunction with those financial statements and notes thereto. The combined operating results data for the year ended December 31, 1994 and the combined balance sheet data as of December 31, 1995 are derived from audited combined financial statements of Hussmann not included herein. The combined operating results data for the year ended December 31, 1993 and the combined balance sheet data as of December 31, 1994 and 1993 are derived from unaudited combined financial statements of Hussmann not included herein. The combined balance sheet data as of March 31, 1997 are derived from unaudited combined financial statements of Hussmann not included herein. The consolidated operating results data for the three-month period ended March 31, 1998, the combined operating results data for the three-month period ended March 31, 1997, and the consolidated balance sheet data as of March 31, 1998 are derived from, and are qualified by reference to, the unaudited interim financial statements of Hussmann included in this Prospectus Supplement, and should be read in conjunction with those financial statements and the notes thereto. In the opinion of management, the unaudited interim financial statements as of and for the three months ended March 31, 1998 and 1997 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

     The 1997 operating results of Hussmann were impacted by the restructuring of certain operations and other non-recurring charges. The unaudited pro forma consolidated operating results data of Hussmann for the three months ended March 31, 1998 and the unaudited pro forma combined operating results data for the year ended December 31, 1997 present pro forma operating results of Hussmann, excluding the impact of the restructuring and other non-recurring charges and assuming that the Distribution, including the borrowing incurred under the Credit Facility in connection with the Distribution, had been completed as of the beginning of 1997, and include all material adjustments necessary to restate Hussmann's historical results.

     The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of Hussmann and the notes thereto included in this Prospectus Supplement. The financial information presented below may not necessarily reflect future results of operations or financial position of Hussmann or what the results of operations or financial position of Hussmann would actually have been had Hussmann operated as an independent company at all times during the periods shown. In addition, the results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                           THREE MONTHS
                                         ENDED MARCH 31,                          YEAR ENDED DECEMBER 31,
                                    --------------------------   ---------------------------------------------------------
                                      1998                         1997
                                      PRO                          PRO
                                    FORMA(A)    1998     1997    FORMA(A)     1997       1996      1995     1994     1993
                                    --------   ------   ------   --------   --------   --------   ------   ------   ------
                                                                    (DOLLARS IN MILLIONS)
COMBINED/CONSOLIDATED OPERATING
  RESULTS DATA:
  Sales and revenues..............   $245.9    $245.9   $198.6   $1,096.2   $1,096.2   $1,005.7   $921.7   $859.5   $846.5
  Operating income(b).............     11.2      11.2      9.6      94.8        43.0       93.8     78.7     82.5     83.6
  Whitman charges.................       --      (1.5)    (7.1)       --       (28.4)     (26.7)   (28.6)   (28.3)   (33.6)
  Income (loss) from continuing
    operations(b).................      5.0       4.2     (0.7)     51.9       (12.8)      34.1     23.9     23.6     23.0
  Net income (loss)(c)............      5.0       4.2     (0.7)     51.9       (12.8)      34.1     23.9     23.6     10.8
COMBINED/CONSOLIDATED BALANCE
  SHEET DATA (AT END OF PERIOD):
  Total assets....................   $600.2    $600.2   $577.4   $ 626.7    $  613.5   $  611.4   $547.4   $503.6   $490.4
  Loans and advances from
    Whitman.......................       --        --    217.4        --       173.8      211.4    186.9    150.6    134.4
  Long-term debt..................    246.6     246.6       --     240.0          --         --       --       --       --
  Total shareholders' equity......    142.1     142.1    189.4     139.1       186.6      192.6    161.1    173.2    164.2
OTHER DATA:
  EBITDA, as adjusted(d)..........   $ 17.2    $ 17.2   $ 15.1   $ 117.2    $  121.7   $  114.0   $ 98.3   $ 99.8   $100.0
  EBITDA, as adjusted, as a
    percent of sales and
    revenues......................      7.0%      7.0%     7.6%     10.7%       11.1%      11.3%    10.7%    11.6%    11.8%
  Ratio of EBITDA, as adjusted, to
    net interest expense..........      4.8x      5.1x     3.7x      8.5x        7.1x       7.2x     7.5x     8.5x    18.5x
  Ratio of earnings to fixed
    charges.......................      2.4x      2.2x     0.7x      5.2x        0.8x       3.4x     2.9x     3.2x     4.4x
COMBINED/CONSOLIDATED CASH FLOWS
  PROVIDED BY (USED IN):
  Operating activities............       --    $(30.9)  $ (3.9)       --    $   76.3   $   26.1   $ (4.0)  $  9.3   $  7.8
  Investing activities............       --      (6.6)   (15.9)       --       (63.0)     (27.3)   (36.7)   (32.6)   (17.2)
  Financing activities............       --      37.2      6.9        --       (21.5)      14.3     32.9      4.3      7.6

------------
(a) The 1998 and 1997 unaudited pro forma operating results present pro forma operating results of Hussmann, excluding the impact of the restructuring and other non-recurring charges and assuming the Distribution, including the borrowing incurred under the Credit Facility in connection with the Distribution, had been completed as of the beginning of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Included in the year ended December 31, 1997 are the non-recurring charges of $56.3 million ($47.0 million after taxes).

(c) Included in the year ended December 31, 1993 is the cumulative effect of a change in accounting for post-retirement benefits, which reduced net income by $10.5 million on an after-tax basis. Included in the year ended December 31, 1993 are the after-tax losses on disposition of discontinued operations, which amounted to $1.7 million.

(d) EBITDA is defined as operating income before non-recurring charges plus depreciation and amortization and is generally accepted as providing useful information regarding a company's financial performance. EBITDA should not be considered an alternative to net income, an indicator of Hussmann's operating performance, or an alternative to Hussmann's cash flows from operating activities, a measure of liquidity. The calculation of EBITDA for 1997 excludes the effects of non-recurring charges and restructuring related inventory write-downs. See "The Company -- Market Overview."

                                  THE COMPANY

     Hussmann is a leading manufacturer of food store refrigeration equipment and commercial refrigeration products. Hussmann sells, installs and services these products for the world's commercial food industry. Products include refrigerated and non-refrigerated display merchandisers, refrigeration systems, beverage coolers, air handlers, condensers, coils and walk-in storage coolers and freezers. Hussmann utilizes advanced technology to create energy efficient products that are designed to provide low life-cycle costs. Hussmann's wide product line features high quality products intended to meet the needs of a broad range of customers.

     Hussmann's 1997 sales of approximately $1.1 billion included approximately $530 million from the sale of display merchandisers, approximately $165 million from refrigeration systems, approximately $260 million from installation and service and approximately $140 million from the sale of other products, including beverage coolers. For further information about Hussmann's historical results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Hussmann operates in three geographic segments, the U.S. and Canada, the United Kingdom and Other International, which includes Mexico, Latin America, Asia Pacific, continental Europe and the Middle East. Hussmann's 1997 sales, before elimination of sales between geographic areas, included $895 million from U.S. and Canada operations, $124 million from U.K. operations and $134 million from Other International operations.

     Hussmann International was incorporated under the laws of the State of Delaware on August 29, 1997. At the time of its incorporation, Hussmann International was a wholly-owned subsidiary of Whitman.

     On January 30, 1998, Whitman distributed all of the issued and outstanding shares of Common Stock of Hussmann International to the shareholders of record of Whitman's common stock as of January 16, 1998. The Distribution was made pursuant to the terms of the Distribution Agreement dated as of December 31, 1997 by and among Whitman, Hussmann International and Hussmann Corporation.

     Hussmann Corporation is the successor to the business started by Harry L. Hussmann in 1906 which sold butchers supplies. Hussmann introduced the first meat display case in 1917 and the first frozen food case for Clarence Birdseye in 1933.

MARKET OVERVIEW

     In the U.S. and Canada, Hussmann sells its products primarily to supermarkets and convenience stores, including both national chains and local retailers. Since 1995, supermarkets and convenience stores have accelerated their expansion by remodeling their facilities and modernizing their equipment. Changes have also resulted from growth in the number of dual wage-earner families who demand more convenience in food preparation. Supermarkets and convenience stores have also begun to focus on higher margin products, such as prepared foods, which require more refrigerated or heated display merchandising space.

     In addition to the expansion by supermarkets and convenience stores, the retail food service market, which includes outlets such as Eatzi's, On the Border and Macaroni Grill, divisions of Brinker International, and other smaller outlets such as Greenhouse and Koo Koo Roo's, is now one of the fastest growing parts of the commercial food industry in the U.S. This growth is attributable to the same factors driving supermarkets and convenience stores to sell more prepared foods. Another growing market within the commercial food industry is commercial/industrial refrigeration, including processing, produce ripening and cold storage warehousing facilities.

     In February 1998, the Board of Directors of Hussmann International approved a plan to expand production capacity of refrigerated display cases at its Bridgeton, Missouri plant by 20% and consolidate the production of refrigeration systems from five to two North American manufacturing locations. The reconfiguration of the Bridgeton plant and realignment of refrigeration production will require $12.6 million of capital investment designed to produce annual savings of approximately $2.8 million. Part of the Bridgeton refrigeration production will be moved to a new 360,000 square foot plant under construction in Atlanta, Georgia, and part of the refrigeration production will be moved to an existing facility in Chino, California. The

Atlanta plant is scheduled to open during the third quarter of 1998; Bridgeton refrigeration production is scheduled to close during the fourth quarter of 1998; and the new Bridgeton refrigerated display case line is scheduled to begin production during the second or third quarter of 1999.

     The international market represents a significant long-term growth opportunity as countries develop their infrastructure as well as their food distribution and preservation needs. Many countries are also experiencing economic growth, creating demand for more technologically advanced products. Finally, in Mexico and Latin America, local retailers are expanding and remodeling their stores as a result of competition from U.S. and European chains that are entering these markets. In order to meet the demand for soft drinks and other bottled beverages throughout Mexico and Latin America, Hussmann International's Board of Directors approved a $6.0 million capital project to equip a new facility in Toluca, Mexico to produce primarily beverage coolers and other refrigeration equipment for sale in Mexico and emerging Latin American markets. Hussmann expects construction of the plant to be completed in the fourth quarter of 1998, and production to begin in 1999.

     Since 1995, Hussmann has experienced declining sales in the U.K. In 1997, Hussmann's operating loss in the U.K. was $55.4 million. In the second half of 1997, Hussmann recorded charges totaling $56.3 million related to the recognition of goodwill impairment, the closure of certain sales and service branches in the U.K., and the restructuring of its U.K. operations and consolidation of certain operations in North America. Of the total, $30.7 million ($29.6 million on an after-tax basis) principally related to the recognition of goodwill impairment and the closure of sales and service branches in the U.K. The remaining portion of the charges related to management's decision during the fourth quarter of 1997 to restructure its U.K. operations. The restructuring plan included closing a manufacturing facility in Glasgow, Scotland and the consolidation of two other manufacturing facilities in Milton Keynes, England. Additionally, it included the consolidation of certain North American operations as described above. These actions resulted in the elimination of approximately 320 jobs, primarily in the U.K. The total costs were approximately $25.6 million (approximately $17.4 million on an after-tax basis), which included $12.6 million for the write-down of inventory and equipment, $10.9 million in severance and termination benefits and $2.1 million for lease termination and other closing costs. The restructuring is scheduled to be completed by the end of June 1998 and is expected to result in lower employee costs and improved manufacturing productivity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STRATEGY

     Hussmann's business strategy is to maintain and improve its position as a leader in the mature markets in which it competes while expanding its presence in the food service market and evolving international markets.

     Sales Growth. In the U.S. and Canada, Hussmann is seeking to improve its sales to those customers which it has historically served in the commercial food industry while increasing sales to higher growth areas of the food service market. Hussmann plans to achieve these goals by (i) continuing to develop proprietary products, such as the Impact line and the Protocol refrigeration system (described below under "Products"), in order to differentiate Hussmann from its competitors, (ii) expanding into the food service market by leveraging its existing technological and manufacturing expertise and (iii) pursuing strategic acquisitions to broaden its service and distribution network and manufacturing capabilities.

     International Expansion. Hussmann seeks to participate in the growth of developing regions throughout the world by further strengthening a manufacturing and distribution presence in these regions. In order to serve more effectively these regions and follow the globalization of its customer base, Hussmann is investing in manufacturing facilities that have the technology to produce specific products tailored to local customer demand. Hussmann expects to increase its global competitiveness by locating manufacturing facilities in various regions throughout the world. Approximately 33% of Hussmann's 1997 sales and revenues were to customers outside of the U.S.

     Increased Capacity. The commercial food industry in the U.S. has experienced significant growth since the beginning of 1995. As a result, Hussmann's plants operated at full capacity during the third and fourth quarters of 1995, 1996 and 1997. In order to capitalize on the industry's growth while providing timely delivery to existing customers, Hussmann has announced plans (described above under "Market Overview") to expand production capacity of refrigerated display cases at its Bridgeton, Missouri plant by 20%, consolidate the production of refrigeration systems from five to two plants located in Atlanta, Georgia and Chino, California and equip a new facility in Toluca, Mexico to produce primarily beverage coolers for sale in Mexico and emerging Latin American markets and other refrigeration equipment. See "Properties."

     Cost Reduction. Hussmann has implemented aggressive cost and expense containment programs, including rationalizing similar manufacturing operations, instituting centralized purchasing of frequently used components, consolidating engineering efforts and striving to keep selling, general and administrative and fixed costs constant through the year 2000.

PRODUCTS

     Hussmann products include refrigerated and non-refrigerated display merchandisers, refrigeration systems, beverage coolers, air handlers, condensers, coils and walk-in storage coolers and freezers. Hussmann utilizes advanced technology to create energy efficient products that are designed to provide low life-cycle costs. Hussmann's wide product line features high quality products intended to meet the needs of a broad range of customers. All of Hussmann's products are certified to relevant national or international industry standards, as appropriate, by independent laboratories.

     Merchandisers. Refrigerated display merchandisers preserve perishable food products while allowing attractive display and accessibility to the consumer. Display merchandisers are used to display refrigerated and frozen products in supermarkets, convenience stores, food service outlets and delicatessens. These merchandisers are either self-contained or linked to a remote refrigeration system through a system of pipes. Hussmann's display merchandisers can be customized to display a variety of items.

     Hussmann's current standard product line of merchandisers, the Impact line, was introduced in 1995. Hussmann has positioned Impact as a global merchandising platform. Before the introduction of the Impact line, Hussmann's operating units offered region-specific merchandising product lines. Hussmann's operations in the U.S., Mexico and China have completed the transition to the Impact line. Hussmann anticipates that its operations in Latin America and the U.K. will complete the transition to the Impact line during 1998.

     The Impact platform was designed with new technological features, manufacturing efficiencies and global markets in mind. Impact products utilize many common parts, and each merchandiser is designed to be dismantled and shipped in pieces so as to address more economically and efficiently export shipment costs as well as remote case assembly opportunities. The Impact line of merchandisers also includes cases that are not product specific, enabling stores to display fresh meat, bulk produce and other products in the same merchandiser by changing display accessories. Impact merchandisers offer lower energy, maintenance and refrigeration costs, while featuring advanced styling and merchandising capabilities.

     Hussmann is also a leader in providing customized refrigerated display merchandisers and accessories which complement its standard lines. The demand for these merchandisers has increased with the growth of specialty sections in supermarkets that require custom designed attractive merchandisers that highlight the displayed products. These higher margin, specialized merchandisers represent an expanding market where Hussmann can capitalize on its leadership position and extensive branch network for selling, installing and servicing products. Hussmann merchandisers can be refrigerated, non-refrigerated, heated and color coordinated to store specifications. Hussmann is the only manufacturer with extensive custom capabilities throughout the U.S. and Canada. Hussmann's Chino, California and Brantford, Ontario plants are the largest custom merchandiser manufacturers in North America.

     Refrigeration Systems. Hussmann is a technological leader in centralized refrigeration systems. These systems, which include multi-compressors, automatic flow control systems and electronic controls, are generally located in the store's back room, away from the display and merchandising areas. They are built to customer specifications and vary by number of compressors, refrigerant type and need for satellite units.

     In 1993, Hussmann introduced the Protocol refrigeration system. The Protocol system utilizes compact, multiple scroll compressor refrigeration units enclosed in attractive housings. Unlike back room systems, individual Protocol units are located either in or, more often, very near the sales areas, close to the refrigerated display cases. Protocol units use minimal floor space and eliminate the need for a refrigeration back room and related construction costs. Protocol is a chlorofluorocarbon and hydrochlorofluorocarbon free system, which uses up to 50% less refrigerant and reduces the amount of piping and brazed joints, which lessens the likelihood of refrigerant leaks.

     Other Products. Hussmann manufactures numerous other products for use in the commercial food industry. These products include a line of coolers for the beverage industry sold primarily in Mexico and Latin America. In addition, Hussmann manufactures air handlers, condensers and coils for the commercial/ industrial refrigeration market. Hussmann also manufactures and installs walk-in storage coolers and freezers that are used for bulk storage and storage for non-display items. These are typically found in the back rooms of supermarkets and convenience stores and other commercial sites, such as hotel and cafeteria kitchens, and are filled with items that require refrigeration prior to sales area display. Hussmann's other products also include self-contained refrigeration equipment utilized in convenience stores.

PRODUCT DEVELOPMENT AND PROPRIETARY INFORMATION

     Hussmann strives to be the technology leader in food merchandising equipment and commercial refrigeration. Hussmann believes that technological development is an important factor in its ability to maintain its market leadership position. Hussmann's research and product development strategy is to centralize the development of new products for global application. Two global design centers, located in Bridgeton, Missouri and Mexico City, Mexico, have responsibility for creating new products with a focus on global design for specific technologies and product lines. The goal of the design centers is to achieve more commonality of components and modularity in Hussmann's product lines. The centers share technologies and product designs. The Impact merchandiser platform reflects Hussmann's global design approach.

     The corporate design center, located in Bridgeton, is responsible for technology development and new supermarket display cases platforms as well as global manufacturing support. The corporate design center, which Hussmann believes to be unique in the industry, includes nine ambient-controlled display case test rooms, four ambient-controlled psychrometric test rooms, one ambient-controlled test chamber, all with dedicated computer based data acquisition systems, a "mini-factory" model shop, materials testing laboratory, reverberate sound test room, transit and vibration test area, rain test chamber and solid modeling design workstations. The corporate design center allows Hussmann to work closely with chemical companies and compressor, valve and controls manufacturers to create new generations of cases and systems. In addition to the corporate design center, Hussmann has a global design center located in Mexico City which is responsible for entry level products such as beverage coolers and spot merchandisers.

     Hussmann's research and development efforts are staffed by approximately 130 engineers, designers, laboratory technicians and model makers, of which approximately 55 are at the corporate design center. During 1997, Hussmann spent approximately $5.6 million on research and development, of which $3.6 million was devoted to the corporate design center. Research and development expenditures during 1998 are expected to be consistent with 1997.

     Hussmann holds patents registered in the U.S. and foreign countries for various products. Hussmann believes that, although its patents relating to the Impact platform and Protocol refrigeration systems are important in maintaining its competitive and marketing advantages, no individual patent is material to its financial condition or results of operations. Hussmann also holds various trademarks, trade names and copyrights, none of which, other than the Hussmann name, is considered by Hussmann to be material to its financial condition or results of operations.

MANUFACTURING OPERATIONS

     Hussmann has 10 manufacturing plants in the U.S. and Canada, each of which is devoted to the manufacture of certain lines of Hussmann products. Hussmann believes that efficiency and quality are increased by concentrating the manufacture of its different product lines at separate plants. See "Properties."

     In Mexico, Hussmann has manufacturing plants in Mexico City and Monterrey primarily serving the supermarket and beverage industries, and is equipping a new facility in Toluca. During 1995, Hussmann expanded its operations in South America with an acquisition of a 75% interest in Refrigeracion Frio-Lux S.A.I. ("Frio-Lux") in Chile, a manufacturer of self-contained refrigerated display merchandisers and walk-in storage coolers and freezers. Hussmann purchased the remaining 25% of Frio-Lux in 1997. In January 1997, Hussmann acquired a 70% interest in Hussmann Fast Frio do Brasil, Ltda. ("Fast Frio"), a Brazilian supermarket equipment manufacturer. In November 1997, Hussmann acquired 100% of Industrias Gilvert in Mexico City, a manufacturer of commercial and industrial refrigeration products.

     Hussmann has a manufacturing plant in Milton Keynes, England that makes refrigerated display merchandisers and a plant in Glasgow, Scotland that makes refrigeration systems. Hussmann sells the products manufactured at these plants primarily in the U.K.

     In Asia Pacific, Hussmann has a 55% interest in Luoyang Hussmann Refrigeration Co. Ltd. ("Luoyang Refrigeration"), a leading producer of refrigeration systems and display merchandisers in China. Hussmann opened a new factory in Luoyang in 1996, and began to produce Hussmann-designed products, including the Impact line of merchandisers.

     Most of Hussmann's component purchases are for standard, readily available materials such as carbon steel, compressors and electrical components. Such components are available from multiple suppliers, and Hussmann has not experienced any significant shortages. Hussmann generally does not enter into long-term supply contracts. Hussmann also purchases custom components produced to its specifications. Although an interruption in the supply of a custom component may cause a short-term disruption to operations, Hussmann has alternative supply plans to mitigate any long-term effects. Hussmann believes it enjoys good relationships with its suppliers of both standard and custom components.

SALES AND MARKETING

     In the U.S., Canada, Mexico and the U.K., Hussmann sells, installs and services products primarily through its network of approximately 35 branch facilities. In addition to these company-operated facilities, Hussmann works with approximately 20 independent distributors in the U.S. and Canada. It has also entered into a joint venture with Global TH, a Hungarian manufacturer, for the marketing of Hussmann products in Hungary. Through this network and the Hussmann Total Service Program, Hussmann seeks to promote strong customer loyalty and strengthen its reputation for quality and reliability. The Total Service Program encompasses Hussmann's ability to provide store design, engineer a broad range of standard and customized equipment, and provide installation and service capabilities to its customers.

     Hussmann has also entered into agreements throughout the U.S. with manufacturers' representatives specializing in the food service market. Hussmann believes that these relationships will enable it to increase more effectively its sales in this growing market.

     In Latin America, Hussmann sells through a network of approximately 20 independent distributors in those countries where it has no direct investment. Hussmann has agreements with distributors in Argentina, Colombia, El Salvador, Venezuela, Ecuador, Guatemala, Costa Rica and Puerto Rico. Hussmann has its own distribution network in Chile, Brazil and Peru. In Southeast Asia, Hussmann has a 50% owned joint venture with a distributor in Singapore that sells, installs and services Hussmann products throughout the southern Pacific Rim. Hussmann has agreements with distributors in Korea, Taiwan, Thailand, New Zealand, French Polynesia and Guam.

     Hussmann's pricing is usually on a competitive bid basis. Hussmann submits individual store bids, multi-store package bids and annual contract bids. There is standard pricing for some items such as service parts and also for wholesale sales.

COMPETITION

     In general, the markets in which Hussmann participates are highly competitive, with competition primarily based on price, features, quality, technology and energy conservation. Hussmann's competitors vary according to product and geographic area, and include companies that manufacture a variety of products for the commercial food industry and those that specialize in a particular product. Hussmann faces competition from a limited number of large competitors in the supermarket and convenience store markets in the U.S. and Canada. These competitors include Kysor-Warren (Scotsman Industries, Inc.), Tyler Refrigeration Corporation (United Technologies Corporation) and Hill Phoenix, Inc. (Dover Corporation) in supermarkets and Universal Nolin/Kelvinator (Electrolux AB), Master-Bilt Products, and Federal (Standex International Corporation) in convenience stores. Competition in the U.S. and Canada in refrigeration systems, walk-in storage coolers and freezers and other Hussmann products is more fragmented, with Hussmann facing competition from a number of regional manufacturers.

     In Mexico, Latin America and Europe, Hussmann faces competition from large European manufacturers, such as Costan (EL. FI Elettrofinanziara S.P.A.), Linde and Zanussi (Electrolux AB) as well as smaller local manufacturers. In Asia Pacific, Hussmann is in competition with local manufacturers, large European manufacturers and Japanese manufacturers, such as Sanyo and Nakano.

CUSTOMERS

     No single customer accounted for more than 5% of Hussmann's sales during any of the last three fiscal years. Hussmann's largest customers are supermarkets in the U.S. and include 19 of the top 20 chains. The U.S. customer base is composed of approximately 13,000 independent and 18,000 chain-owned supermarkets, plus over 52,000 other grocery stores. In recent years, approximately 4,000 stores purchased refrigeration equipment annually for either new store openings or remodelings. Historically, Hussmann's supermarket business has been divided approximately equally between new store activity and the remodeling of existing stores.

BACKLOG AND SEASONALITY

     The dollar amount of firm backlog at March 31, 1998 was approximately $220 million, compared with approximately $160 million at March 31, 1997. Substantially all such backlog will be shipped by June 1998.

     Hussmann experiences the greatest demand for its products in the third and fourth quarters of the year, with approximately 59% of annual sales occurring during that period in 1997 and 1996. This demand results from customers' seasonal construction cycles and desire to complete stores prior to the year-end holiday season. On average, during the five year period ending 1997, 65% of operating income was generated in the third and fourth quarters.

REGULATORY COMPLIANCE

     Hussmann is subject to numerous federal, state and local laws and regulations designed to protect the environment. In addition to environmental laws, Hussmann is subject to the Federal Occupational Safety and Health Act and other laws regulating safety and health. Hussmann maintains a program to facilitate compliance with these laws, the capital costs of which are not material to its financial condition or results of operations.

     Hussmann is contractually obligated through 2004 to indemnify the current owners of a previously sold operation for the costs to perform certain remedial and monitoring activities. These activities are identified and outlined in a Consent Order signed by Hussmann and the Missouri Department of Natural Resources. Hussmann believes it has set aside sufficient reserves to meet these obligations.

     Hussmann has been named as a potentially responsible party under superfund legislation at three sites. One site is a community landfill and the other two sites are treatment, storage and disposal facilities used by Hussmann to handle industrial waste. Hussmann is not currently utilizing any of these sites and believes any liability it may ultimately incur at such sites would not have a material adverse effect on its financial condition or results of operations.

EMPLOYEES

     At March 31, 1998, Hussmann had approximately 8,300 employees, including approximately 5,700 covered by collective bargaining agreements. Labor contracts with respect to approximately 1,350 and 1,200 employees expire in 1998 and 1999, respectively. Labor contracts with respect to approximately 2,200 employees, including approximately 1,300 employees at Hussmann's Bridgeton facility, expire in the year 2000. Hussmann considers its relationships with employees to be generally satisfactory.

PROPERTIES

     The following table sets forth certain information with respect to Hussmann's manufacturing facilities, all of which are owned by Hussmann except as noted below. In addition to the properties listed below, Hussmann has begun construction of a 360,000 square foot plant located in Atlanta, Georgia that will manufacture refrigeration systems.

                                          APPROXIMATE
              LOCATION                   SQUARE FOOTAGE             PRIMARY PRODUCTS MANUFACTURED
              --------                   --------------    -----------------------------------------------
Bridgeton, Missouri(1)...............      1,600,000       Refrigerated display merchandisers and
                                                           refrigeration systems
Montgomery, Alabama(2)...............        157,000       Walk-in storage coolers and freezers
Chino, California(2).................        400,000       Custom display merchandisers and refrigeration
                                                           systems
Aurora, Colorado(2)..................         79,000       Bakery merchandisers and floral displays
Norcross, Georgia(2).................         85,000       Refrigeration systems and air handlers
Addison, Illinois....................        208,000       Evaporators, condensers and coils
Gloversville, New York...............        150,000       Self-contained refrigerated display
                                                           merchandisers
Seattle, Washington(2)...............         80,000       Walk-in storage coolers and freezers
Brantford, Ontario...................        385,000       Custom display merchandisers and refrigeration
                                                           systems
St. Hubert, Quebec...................        180,000       Evaporators, condensers, air handlers and coils
Milton Keynes, England...............         80,000       Custom display merchandisers
Mexico City, Mexico..................        100,000       Evaporators, condensers and coils
Mexico City, Mexico..................        280,000       Beverage coolers and refrigerated display
                                                           merchandisers
Monterrey, Mexico....................        235,000       Beverage coolers, refrigerated display
                                                           merchandisers and walk-in storage coolers and
                                                           freezers
Santiago, Chile......................         70,000       Self-contained refrigerated display
                                                           merchandisers and walk-in storage coolers and
                                                           freezers
Londrina, Brazil(3)..................        170,000       Refrigerated display merchandisers, shelving,
                                                           check-out stands and refrigeration systems
Luoyang, China(3)....................        230,000       Refrigerated display merchandisers and
                                                           refrigeration systems

------------
(1) Hussmann world headquarters and corporate offices.

(2) Leased.

(3) Owned with a joint venture partner.

LEGAL PROCEEDINGS

     Hussmann has contingent liabilities arising from various pending claims and litigation on a number of matters. While the amount of liability that may result from these matters cannot be determined, in the opinion of Hussmann's counsel, the ultimate liability will not materially affect the financial condition or results of operations of Hussmann.

                                USE OF PROCEEDS

     Hussmann intends to use the net proceeds from the sale of the Notes to repay borrowings under the Credit Facility incurred by Hussmann Corporation in connection with the Distribution and assumed by Hussmann International effective May 29, 1998. These borrowings were used by Hussmann Corporation to repay all intercompany loans and advances from Whitman of $157.9 million, to pay a cash dividend to Whitman of $82.1 million and for working capital purposes. As of March 31, 1998, $244.0 million was outstanding under the Credit Facility, which expires January 2003. These borrowings currently bear interest at a rate of approximately 6.0% per annum.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Hussmann at March 31, 1998, and as adjusted to give effect to the Offering and the application of the anticipated net proceeds therefrom.

                                                                 MARCH 31, 1998
                                                             ----------------------
                                                             ACTUAL    AS ADJUSTED
                                                             -------   ------------
                                                             (DOLLARS IN MILLIONS)
Cash and cash equivalents..................................  $ 37.9       $ 37.9
                                                             ======       ======
Short-term debt............................................  $ 18.5       $ 18.5
                                                             ======       ======
Long-term debt:
  Credit Facility..........................................  $244.0       $120.1
  Other long-term debt.....................................     2.6          2.6
  6 3/4% Senior Notes due 2008.............................      --        125.0
                                                             ------       ------
          Total long-term debt.............................   246.6        247.7
Shareholders' equity:
  Common stock.............................................     0.1          0.1
  Additional paid-in capital...............................    87.2         87.2
  Retained earnings........................................   110.1        110.1
  Cumulative translation adjustment........................   (55.3)       (55.3)
                                                             ------       ------
       Total shareholders' equity..........................   142.1        142.1
                                                             ------       ------
          Total capitalization.............................  $388.7       $389.8
                                                             ======       ======

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges for Hussmann is set forth below for the periods indicated.

                                            THREE MONTHS ENDED
                                                 MARCH 31,                              YEAR ENDED DECEMBER 31,
                                         -------------------------      -------------------------------------------------------
                                         1998                           1997
                                          PRO                            PRO
                                         FORMA      1998      1997      FORMA      1997      1996      1995      1994      1993
                                         -----      ----      ----      -----      ----      ----      ----      ----      ----
Ratio of Earnings to Fixed
  Charges(1)...........................  2.4x(2)    2.2x      0.7x(3)   5.2x(2)    0.8x(3)   3.4x      2.9x      3.2x      4.4x

------------
(1) The ratio of earnings to fixed charges for Hussmann is defined as income
    (loss) before income tax expense from continuing operations, plus fixed charges, less minority interest in income of majority-owned subsidiaries, divided by fixed charges. Fixed charges are defined as interest expense plus that portion of rent expense which reflects interest.

(2) The pro forma ratios of earnings to fixed charges for the three months ended March 31, 1998 and the year ended December 31, 1997 exclude the impact of the restructuring and other non-recurring charges and assume that the transactions contemplated by the Distribution had been completed as of the beginning of 1997, and include all material adjustments necessary to restate Hussmann's historical results.

(3) The March 31, 1997 and December 31, 1997 ratios of earnings to fixed charges were less than one-to-one principally as a result of Whitman's administrative charge of $7.1 million for the three months ended March 31, 1997 and the $56.3 million non-recurring and restructuring-related charges for the year ended December 31, 1997. The dollar amounts of these fixed charge coverage deficiencies were $1.6 million and $3.8 million, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     Hussmann manufactures, sells, installs and services merchandising and refrigeration systems for the world's commercial food industry. Products include refrigerated and non-refrigerated display merchandisers, refrigeration systems, beverage coolers, air handlers, condensers, coils and walk-in storage coolers and freezers. Hussmann operates in three geographic segments, the U.S. and Canada, the United Kingdom and Other International, which includes Mexico, Latin America, Asia Pacific, continental Europe and the Middle East. Approximately 90% of Hussmann's 1997 sales were generated by the U.S. and Canada and U.K. operations.

     In the U.S. and Canada, which comprised approximately 80% of Hussmann's sales in 1997, Hussmann sells its products primarily to supermarkets and convenience stores, including both national and local retailers. In addition, Hussmann's sales are historically seasonal, with the greatest demand for its products occurring in the third and fourth quarters of the year. This demand results from customers' seasonal construction cycles and the desire to complete stores prior to the year-end holiday season. Approximately 2% of Hussmann's sales and revenues are generated in the Asia Pacific region. The recent currency volatility in the region did not materially affect Hussmann's operating results in 1997 and, likewise, Hussmann does not expect the volatility to have a material affect on 1998 operating results.

     In January 1998, the companies included in the combined financial statements of Hussmann became wholly-owned subsidiaries of Hussmann International, a subsidiary of Whitman. On January 30, 1998, Hussmann was spun-off from Whitman and became an independent, publicly held company. The results for the year ended December 31, 1997 and the three-month period ended March 31, 1998 are impacted by the restructuring of certain operations and other non-recurring charges. The following tables provide a reconciliation of what management believes operating results for such periods would have been if Hussmann had been an independent, publicly held company, excluding the impact of the restructuring and other non-recurring charges and including the impact of the borrowing under the Credit Facility. In addition, the results for the three-month period ended March 31, 1997 have been adjusted to reflect the results of operations through the end of the quarter. Management believes the pro forma combined operating results for the year ended December 31, 1997, the pro forma consolidated operating results for the three-month period ended March 31, 1998 and the pro forma combined operating results for the three-month period ended March 31, 1997 provide a more meaningful presentation for purposes of analyzing Hussmann's operating results.

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 1998
                        (UNAUDITED; DOLLARS IN MILLIONS)

                                                                           PRO FORMA
                                                                ACTUAL    ADJUSTMENTS      PRO FORMA
                                                                ------    -----------      ---------
Sales and revenues..........................................    $245.9       $  --          $245.9
Cost of goods sold..........................................     205.1          --           205.1
                                                                ------       -----          ------
Gross profit................................................      40.8          --            40.8
Total selling, general, administrative and amortization
  expenses..................................................      29.6          --            29.6
                                                                ------       -----          ------
Operating income............................................      11.2          --            11.2
Whitman charges.............................................      (1.5)        1.5(a)           --
Total interest expense......................................      (4.4)       (0.2)(a)(b)      4.6
Other income, net...........................................       0.9          --             0.9
                                                                ------       -----          ------
Income before income tax expense and minority interest......       6.2         1.3             7.5
Income tax expense..........................................       2.3         0.5(c)          2.8
                                                                ------       -----          ------
Net income before minority interest.........................       3.9         0.8             4.7
Minority interest...........................................       0.3          --             0.3
                                                                ------       -----          ------
Net income..................................................    $  4.2       $ 0.8          $  5.0
                                                                ======       =====          ======

------------
(a)  To eliminate the Whitman charges and interest paid to Whitman.

(b) To record the interest expense on the funds borrowed under the Credit Facility. For pro forma purposes, it was assumed that $240.0 million was borrowed at an interest rate of 6.0% for the period January 1, 1998 through the Distribution Date.

(c)  To record the income tax effect of adjustments (a) and (b).

                             HUSSMANN INTERNATIONAL

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 1997
                        (UNAUDITED; DOLLARS IN MILLIONS)

                                                                           PRO FORMA
                                                               ACTUAL    ADJUSTMENTS(A)      PRO FORMA
                                                               ------    --------------      ---------
Sales and revenues.........................................    $198.6        $25.3            $223.9
Cost of goods sold.........................................     163.7         23.4             187.1
                                                               ------        -----            ------
Gross profit...............................................      34.9          1.9              36.8
Total selling, general, administrative and amortization
  expenses.................................................      25.3          1.7              27.0
                                                               ------        -----            ------
Operating income...........................................       9.6          0.2               9.8
Whitman charges............................................      (7.1)         7.1                --
Total interest expense.....................................      (4.5)         0.6              (3.9)
Other income, net..........................................       0.4           --               0.4
                                                               ------        -----            ------
Income (loss) before income tax expense and minority
  interest.................................................      (1.6)         7.9               6.3
Income tax expense (benefit)...............................      (0.7)         2.9               2.2
                                                               ------        -----            ------
Net income (loss) before minority interest.................      (0.9)         5.0               4.1
Minority interest..........................................       0.2           --               0.2
                                                               ------        -----            ------
Net income (loss)..........................................    $ (0.7)       $ 5.0            $  4.3
                                                               ======        =====            ======

------------
(a) Historically as part of Whitman, Hussmann accounted for its results for each quarter as of the fifteenth day of the month. As a separate, stand-alone company, Hussmann accounts for its results using the last day of each month. Therefore, the 1997 pro forma adjustments include the items discussed in the 1998 pro forma consolidated statement of operations and adjustments to reflect the results of operations through the end of the quarter.

                             HUSSMANN INTERNATIONAL

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                        (UNAUDITED; DOLLARS IN MILLIONS)

                                                                               PRO FORMA
                                                               ACTUAL         ADJUSTMENTS       PRO FORMA
                                                             ----------       -----------       ---------
Sales and revenues.......................................     $1,096.2          $   --          $1,096.2
Cost of goods sold.......................................        889.5            (8.5)(a)         881.0
                                                              --------          ------          --------
Gross profit.............................................        206.7             8.5(a)          215.2
Total selling, general, administrative and amortization
  expenses...............................................        115.9             4.5(b)          120.4
Non-recurring charges....................................         47.8           (47.8)(a)            --
                                                              --------          ------          --------
Operating income.........................................         43.0            51.8              94.8
                                                              --------          ------          --------
Whitman charges..........................................        (28.4)           28.4(c)             --
Interest expense:
  Whitman................................................        (17.3)           17.3(c)             --
  Other..................................................         (1.6)          (14.0)(d)         (15.6)
                                                              --------          ------          --------
Total interest expense...................................        (18.9)            3.3             (15.6)
                                                              --------          ------          --------
Other income, net........................................          0.9              --               0.9
                                                              --------          ------          --------
Income (loss) before income tax expense..................         (3.4)           83.5              80.1
Income tax expense.......................................          9.4            18.8(e)           28.2
                                                              --------          ------          --------
Net income (loss)........................................     $  (12.8)         $ 64.7          $   51.9
                                                              ========          ======          ========

------------
(a) To eliminate restructuring-related inventory write-downs and non-recurring charges.

(b) To record the estimated additional administrative expenses that would have been incurred by Hussmann as a publicly held, independent company.

(c) To eliminate the Whitman charges and interest paid to Whitman.

(d) To record the interest expense on the funds assumed to be borrowed under the Credit Facility. For pro forma purposes, it was assumed that $240.0 million was borrowed at an interest rate of approximately 6.0%.

(e) To record the income tax effect of adjustments (a), (b), (c) and (d).

     The following table summarizes what the 1997 and 1998 quarterly results of operations would have been on a pro forma basis after reflecting the adjustments indicated in the pro forma consolidated statement of operations for the quarter ended March 31, 1998 on page S-19 and the pro forma combined statements of operations for the quarter ended March 31, 1997 and the year ended December 31, 1997 on pages S-20 and S-21, respectively (in millions).

                                                                   1997                          1998
                                             ------------------------------------------------   -------
                                              FIRST    SECOND     THIRD    FOURTH      FULL      FIRST
                                             QUARTER   QUARTER   QUARTER   QUARTER     YEAR     QUARTER
                                             -------   -------   -------   -------   --------   -------
Sales and revenues.........................  $223.9    $250.6    $291.3    $330.4    $1,096.2   $245.9
Gross profit...............................    36.8      49.0      63.9      65.5       215.2     40.8
Operating income...........................     9.8      20.5      30.4      34.1        94.8     11.2
Pro forma net income.......................     4.3      10.9      17.3      19.4        51.9      5.0

     The pro forma 1997 quarterly financial results represent the necessary adjustments to reflect the full year 1997 pro forma operating results on a quarterly basis. The pro forma adjustments represent management's best estimate of what Hussmann's results for each quarter of 1997 and the first quarter of 1998 would have been had Hussmann been an independent, publicly held company from the beginning of 1997, excluding the impact of the restructuring and other non-recurring charges and including the borrowing under the Credit Facility. Additionally, historically as part of Whitman, Hussmann accounted for its results for each quarter as of the fifteenth day of the month (e.g., the first quarter cut-off being March 15). As a separate, stand-alone company, Hussmann accounts for its results using the last day of each month. As a result, the pro forma 1997 quarterly financial results reflect adjustments to conform the historically reported results to the month-end reporting date. These adjustments did not have a significant impact on the full year historical amounts reported.

     Since 1995, Hussmann has experienced declining sales in the U.K. In 1997, Hussmann's operating loss in the U.K. was $55.4 million. In the second half of 1997, Hussmann recorded charges totaling $56.3 million related to the recognition of goodwill impairment, the closure of certain sales and service branches in the U.K., and the restructuring of its U.K. operations and consolidation of certain operations in North America.

     Of the total, $30.7 million ($29.6 million on an after-tax basis) principally related to the recognition of goodwill impairment and the closure of sales and service branches in the U.K. The remaining portion of the charges related to management's decision during the fourth quarter of 1997 to restructure the U.K. operations. The restructuring plan included closing a manufacturing facility in Glasgow, Scotland and the consolidation of two other manufacturing facilities in Milton Keynes, England. Additionally, it included the consolidation of certain North American operations as described below. These actions resulted in the elimination of approximately 320 jobs, primarily in the U.K. The total costs were approximately $25.6 million (approximately $17.4 million on an after-tax basis), which included $12.6 million for the write-down of inventory and equipment, $10.9 million in severance and termination benefits and $2.1 million for lease termination and other closing costs. The restructuring is scheduled to be completed by the end of June 1998 and is expected to result in lower employee costs and improved manufacturing productivity.

     The Board of Directors of Hussmann International approved plans to expand production capacity of refrigerated display cases at its Bridgeton, Missouri plant by 20%, consolidate the production of refrigeration systems from five to two North American manufacturing locations and equip a new manufacturing facility in Mexico. The reconfiguration of the Bridgeton plant and the consolidation of the production of refrigeration systems will require $12.6 million of capital investment. Bridgeton's refrigeration production will be moved to a new plant in Atlanta, Georgia and to an existing facility in Chino, California. The Atlanta plant is scheduled to open during the third quarter of 1998; Bridgeton refrigeration production is scheduled to close during the fourth quarter of 1998; and the new Bridgeton refrigerated display case line is scheduled to begin production during the second or third quarter of 1999. The new facility in Toluca, Mexico will produce primarily beverage coolers for sale in Mexico and emerging Latin American markets and other refrigeration equipment. Hussmann expects construction of the plant to be completed in the fourth quarter of 1998, and production to begin in 1999. The capital cost to equip the facility will be $6.0 million.

     In April 1998, the Board of Directors of Hussmann International approved a Common Stock repurchase plan to offset dilution resulting from the exercise of stock options by employees.

RESULTS OF OPERATIONS -- PRO FORMA THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO PRO FORMA THREE MONTHS ENDED MARCH 31, 1997

     Sales and Revenues. Sales and revenues for the three months ended March 31, 1998 of $245.9 million were $22.0 million or 9.8% over the same period 1997 sales and revenues of $223.9 million. Sales and revenues increases in the United States and Latin America drove the overall improvement. The following is a summarized analysis of the increase in sales and revenues (dollars in millions).

                                               SALES AND REVENUES    CHANGE FROM     % INCREASE (DECREASE)
                                                  THREE MONTHS       THREE MONTHS      FROM THREE MONTHS
                                                     ENDED              ENDED                ENDED
                                                 MARCH 31, 1998     MARCH 31, 1997      MARCH 31, 1997
                                               ------------------   --------------   ---------------------
U.S. and Canada..............................        $209.5             $11.2                  5.6%
U.K..........................................          22.7               0.9                  4.1
Other International..........................          29.3              12.7                 76.5
Eliminations.................................         (15.6)             (2.8)               (21.9)
                                                     ------             -----                -----
Total........................................        $245.9             $22.0                  9.8%
                                                     ======             =====                =====

     The 5.6% increase in sales and revenues in the U.S. and Canada was principally driven by continued strong U.S. supermarket case demand. The increase in sales and revenues in the U.K. of 4.1% was due to the restructuring and consolidation program which began in the second half of fiscal year 1997, including the resolution of startup delays at the new plant in Milton Keynes, England. The increase in sales and revenues of 76.5% or $12.7 million in Other International was principally due to increased sales in Mexico, which were $6.3 million above first quarter 1997 results, and the first full quarter sales and revenues from Hussmann's 1997 acquisitions of Fast Frio (Brazil) and Industrias Gilvert (Mexico). Sales and revenues increased $6.4 million due to these acquisitions.

     Gross Profit and Operating Income. As a percent of sales and revenues, first quarter 1998 gross profit was 16.6% compared to 16.4% in 1997. The most significant increase in gross profit as a percentage of sales occurred in Other International operations, mainly Mexico and Asia Pacific. The favorable increase in Mexico was driven by increased capacity utilization related to strong growth in display case sales to supermarkets and bottle cooler exports, and a reduction in overall costs.

     Total selling, general, administrative and amortization ("SG&A") expenses increased 9.7% to $29.6 million in 1998 from $27.0 million in 1997. The increase in SG&A expenses is primarily due to costs associated with compensation expense to settle a Whitman stock incentive plan related to the Distribution and the impact of the aforementioned acquisitions.

     Operating income in 1998 of $11.2 million was 14.3% or $1.4 million greater than that reported for the same period in 1997. This increase was mainly driven by a 3.0% increase in operating income in the U.S. and Canada and improved operations in the U.K. and Mexico. The increase in the U.K., which still showed an operating loss of $2.4 million, was favorably impacted by the extensive restructuring of U.K. operations and the consolidation of sales and service branches in the U.K. that took place in the second half of fiscal year 1997. Operating income for Other International operations of $1.4 million increased over the 1997 operating income of $0.5 million. This increase is mainly attributable to the Industrias Gilvert acquisition and the relatively weak first quarter 1997 sales volume in Mexico.

     Interest Expense. Interest expense of $4.6 million increased $0.7 million or 17.9% from 1997 to 1998 primarily due to the $244.0 million borrowed under the Credit Facility and borrowings to fund working capital requirements. For pro forma financial statement presentation, it was assumed that $240.0 million in borrowings were outstanding for the period January 1, 1998 through the Distribution Date.

     Effective Income Tax Rate. Hussmann's effective income tax rate was 37.0% in the first quarter of 1998, or 2.1 points higher than the 1997 effective rate of 34.9%, principally due to the increased level of earnings from U.S. operations in 1998, which typically have a higher effective tax rate than Hussmann's other operations.

RESULTS OF OPERATIONS -- ACTUAL 1997 COMPARED TO ACTUAL 1996

     Sales and Revenues. Sales and revenues in 1997 of $1,096.2 million were $90.5 million or 9.0% over 1996 sales and revenues of $1,005.7 million. Sales and revenues increases in the U.S., Brazil and Mexico drove the overall improvement. The following is a summarized analysis of the increase in sales and revenues (dollars in millions).

                                                                                       % INCREASE
                                                              1997 SALES               (DECREASE)
                                                                 AND        CHANGE        FROM
                                                               REVENUES    FROM 1996      1996
                                                              ----------   ---------   ----------
U.S. and Canada.............................................   $  894.9     $ 68.3         8.3%
U.K.........................................................      124.2      (15.7)      (11.2)
Other International.........................................      134.3       52.3        63.8
Eliminations................................................      (57.2)     (14.4)      (33.6)
                                                               --------     ------       -----
Total.......................................................   $1,096.2     $ 90.5         9.0%
                                                               ========     ======       =====

     The 8.3% increase in sales and revenues in the U.S. and Canada was principally driven by continued strong U.S. supermarket demand. The decrease in sales and revenues in the U.K. of 11.2% was due to a continued soft market in the U.K., plus startup delays at a new plant in Milton Keynes, England. The increase in sales and revenues of 63.8% or $52.3 million in Other International was principally due to the acquisition of Fast Frio in Brazil in January 1997, which had $24.0 million in sales and revenues in 1997, and increased sales in Mexico, which were 31.0% or $20.5 million above 1996 sales and revenues.

     Gross Profit and Operating Income. As a percent of sales and revenues, 1997 gross profit margin was 18.9% compared to 20.3% in 1996. U.S. and Canada gross profit percentage of 21.0% was 0.1 percentage points above 1996 gross profit percentage of 20.9%. The U.S. market has been particularly price competitive since 1995. Productivity improvements from the new Impact product line were mostly offset by inflation in material costs, which was not offset by customer price increases. Gross profit percentages in both the U.K. and Other International operations were below 1996 levels due to lower sales volume, manufacturing inefficiencies, inventory write-downs related to the restructuring in the U.K. and a negative change in sales mix in Mexico driven by strong growth in exports from bottle coolers.

     Total SG&A expenses increased by 5.3% from $110.1 million in 1996 to $115.9 million in 1997. The increase in SG&A expenses was primarily due to additional compensation costs of employees at Fast Frio in Brazil, which was acquired in January 1997.

     Operating income in 1997 of $43.0 million would have been $99.3 million excluding non-recurring charges of $47.8 million and U.K. restructuring-related inventory write-downs of $8.5 million. This would have represented an increase of $5.5 million or 5.9% from 1996 operating income of $93.8 million. Non-recurring charges of $47.8 million were recorded during 1997 relating to the recognition of goodwill impairment in the U.K. ($26.0 million), the restructuring of U.K. operations and the consolidation of certain North American operations ($17.1 million), and the consolidation of sales and service branches in the U.K. ($4.7 million). U.S. and Canada operating income of $102.8 million was $8.4 million or 8.9% greater than 1996 operating income of $94.4 million. This increase was principally driven by strong volume growth plus continued control of SG&A expenses. The U.K. operations had an operating loss of $55.4 million in 1997 compared to $0.0 in 1996. The recognition of goodwill impairment ($26.0 million), restructuring ($18.5 million), and the consolidation of sales and service branches ($4.7 million) were the primary contributing factors to the decrease. Lower volume combined with start-up driven manufacturing inefficiencies at the Milton Keynes plant also contributed to the decrease. Operating income for Other International operations of

$17.2 million increased $2.9 million or 20.3% over 1996 operating income of $14.3 million, attributable mainly to increased exports from Mexico in 1997 compared to 1996 and the inclusion of the acquisition of Fast Frio in Brazil.

     Interest Expense. Interest expense of $18.9 million increased $0.9 million or 5.0% from 1996 to 1997 primarily due to additional funds advanced from Whitman to support capital expenditures.

     Effective Income Tax Rate. Hussmann's pro forma effective income tax rate, excluding non-recurring charges, was 35.2% in 1997, or 1.2 percentage points higher than the 1996 effective rate of 34.0%, due principally to a one-time Mexican deferred tax adjustment in 1996, offset in part by slightly higher state income tax effective rates in the U.S. in 1997.

RESULTS OF OPERATIONS -- ACTUAL 1996 COMPARED TO ACTUAL 1995

     Sales and Revenues. Sales and revenues in 1996 of $1,005.7 million were $84.0 million or 9.1% over 1995 sales and revenues of $921.7 million. Sales and revenues increases in the U.S., Mexico and Chile led the overall gain. The following is a summarized analysis of the increase in sales and revenues (dollars in millions).

                                                  1996 SALES                 % INCREASE
                                                     AND         CHANGE      (DECREASE)
                                                   REVENUES     FROM 1995    FROM 1995
                                                  ----------    ---------    ----------
U.S. and Canada.................................   $  826.6      $ 88.0         11.9%
U.K.............................................      139.9       (17.4)       (11.1)
Other International.............................       82.0        14.4         21.3
Eliminations....................................      (42.8)       (1.0)         2.4
                                                   --------      ------        -----
Total...........................................   $1,005.7      $ 84.0          9.1%
                                                   ========      ======        =====

     U.S. and Canada 1996 sales and revenues increased 11.9% principally due to a continued strong U.S. market which Hussmann estimates grew approximately 7.0% in 1996. The U.K. sales and revenues decrease of 11.1% was due to an approximate 20% drop in the U.K. market for refrigerated display merchandisers due primarily to legislation restricting the building of supermarkets within township limits.

     Other International sales and revenues increased 21.3% or $14.4 million due to a $9.2 million or 16.0% improvement in Mexico's sales and revenues plus $3.8 million in increased sales (64%) from Frio-Lux in Chile, a 1995 acquisition.

     Gross Profit and Operating Income. As a percent of sales and revenues, 1996 gross profit margin was 20.3%, compared to the prior year percentage of 19.5%. U.S. and Canada operations increased its gross profit percentage by 0.7 percentage points from 20.2% to 20.9% principally due to improved manufacturing efficiencies driven by higher volume in U.S. and Canadian plants, which more than offset transitional costs associated with the introduction of the Impact product line in the U.S. The U.K. operations experienced a 2.2% decrease in its gross profit margin, from 10.7% in 1995 to 8.5% in 1996, primarily as a result of reduced sales of higher margin equipment and start-up costs of a new plant in Milton Keynes, England. Approximately 78% of U.K. sales were from service and contracting which have historically had lower margins than the remaining 22% of sales from supermarket equipment. Other International gross profit margin increased 3.2 percentage points, from 23.1% in 1995 to 26.3% in 1996, primarily from volume driven manufacturing efficiencies combined with selling price increases in Mexico.

     Total SG&A expenses increased by 9.6% from $100.6 million in 1995 to $110.1 million in 1996. The primary causes of this increase were the additional compensation costs of new employees in China and Chile and an expanded sales force in Asia as well as increased compensation for existing employees.

     Operating income of $93.8 million in 1996 increased $15.1 million or 19.2% more than 1995 operating income of $78.7 million. U.S. and Canada operating income of $94.4 million was $15.8 million or 20.1% more than 1995 operating income of $78.6 million due primarily to strong volume growth and leverage over SG&A costs, which increased at a slower rate than sales principally due to a company-wide cost reduction program.

U.K. 1996 operating income was down $5.8 million from 1995 operating income of $5.8 million due principally to the deterioration in gross profit percentage. Operating income for Other International operations of $14.3 million increased $5.2 million or 57.1% more than 1995 operating income of $9.1 million. This improvement was primarily due to Mexico's $4.7 million or 65.2% increase in operating income over 1995. Stronger exports, selling price increases and cost controls drove Mexico's improvement.

     Interest Expense. Interest expense of $18.0 million increased $1.2 million or 7.1% from 1995 to 1996 primarily due to additional funds advanced from Whitman to support higher working capital requirements.

     Effective Income Tax Rate. Hussmann's effective income tax rate of 34.0% in 1996 was 2.8 percentage points lower than the 1995 effective rate of 36.8% due principally to a credit to Mexican deferred taxes driven by adjustments to fixed assets for higher inflation realized in Mexico in 1994 and 1995.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

     Cash Flows from Operations. Hussmann's cash flows from operations historically have been substantially affected by the allocations from Whitman of expenses to its operating subsidiaries. These charges to Hussmann were $28.4 million, $26.7 million and $28.6 million during 1997, 1996 and 1995, respectively, and $1.5 million and $7.1 million for the three months ended March 31, 1998 and 1997, respectively. These charges are not necessarily indicative of the costs that would have been incurred by Hussmann if Hussmann had been an independent company during the periods presented, and such charges were eliminated after the Distribution Date. As a separate, independent, public company, Hussmann incurs expenses for services previously provided by Whitman. In addition, prior to the Distribution, Whitman charged Hussmann interest on loans and advances from Whitman. As a separate company, Hussmann has been able to borrow funds at interest rates below those paid to Whitman.

     Hussmann generated (used) net cash from operations of $76.3 million, $26.1 million and $(4.0) million during the years ended December 31, 1997, 1996 and 1995, respectively. The $50.2 million improvement in 1997 cash flows from operating activities was principally driven by improvement in cash flow from working capital (inventory, receivables and payables). The 1996 improvement of $30.1 million was principally driven by an increase in net income of $10.2 million and $13.2 million in favorable timing of income tax payments.

     For the three-month period ended March 31, 1998, Hussmann used net cash from operations of $30.9 million, compared to net cash used by operations of $3.9 million for the three-month period ended March 31, 1997. The increase in the use of cash from operations was principally driven by the increase in working capital (increase in receivables and decrease in payables). The increase in accounts receivable from year end was due to the significant increase in sales volume in the month of March in the U.S. and Latin America.

     Cash Flows from Investing Activities. Net cash used in investing activities was $63.0 million, $27.3 million and $36.7 million during the years ended December 31, 1997, 1996 and 1995, respectively. Capital investments of $38.6 million, $33.5 million and $29.3 million in such years were the principal component of investing activities. Additionally, in 1997, net payments for companies acquired were $26.4 million, mainly due to the acquisition of the remaining 25% interest in Frio-Lux in Chile, a 70% interest in Fast Frio in Brazil and 100% of Industrias Gilvert in Mexico. In 1996, there were no material acquisitions while in 1995 net payments for companies acquired were $8.4 million, principally a result of Hussmann's acquisitions of a 55% interest in Luoyang Refrigeration in Luoyang, China, the remaining 50% interest in Capital Metalworks Limited in Luton, England, and a 75% interest in Frio-Lux, Chile.

     Net cash used in investing activities was $6.6 million and $15.9 million during the quarters ended March 31, 1998 and 1997, respectively. Capital investments of $6.8 million were the main component of the investing activity during 1998. The increase in capital investments relates to the timing of spending on Hussmann's conversion to an integrated company-wide information system. In the first quarter of 1997, Hussmann acquired a 70% interest in Fast Frio with a net cash outlay of $12.4 million.

     Hussmann's management expects capital investments to be approximately $40 million per year during 1998 and 1999, excluding any net cash used for acquisitions and capital investments made with respect to any such acquisitions. Hussmann's management will continue to review potential acquisitions. Approximately 23% of capital investments is the cost of converting Hussmann's information system and approximately 16% is the cost of expanding production of refrigerated display cases at the Bridgeton, Missouri plant and consolidating production of refrigeration systems. See "The Company -- Strategy."

     Cash Flows from Financing Activities. Net cash (used in) provided by financing activities was $(21.5) million, $14.3 million and $32.9 million during the years ended December 31, 1997, 1996 and 1995, respectively. Whitman historically served as the primary source of financing for Hussmann. Under Whitman's cash management procedures, Hussmann advanced cash not needed for current operations to Whitman at the then-current commercial bank prime lending rate and Whitman advanced cash to Hussmann on the same basis. Due primarily to Hussmann's investing activities, such as capital investments and acquisitions, and the allocation of expenses by Whitman to Hussmann, Hussmann was a net cash user and, accordingly, there was a net increase in advances from Whitman of $24.5 million and $36.4 million during the years ended December 31, 1996 and 1995, respectively. However, for 1997, there was a decrease in advances from Whitman of $37.6 million due to improved cash flow resulting from higher sales volumes and improved working capital management. These advances are included in loans and advances from Whitman on Hussmann's combined balance sheets.

     Net cash provided by financing activities was $37.2 million during the quarter ended March 31, 1998, compared to $6.9 million for the same period ended March 31, 1997. For 1998, the net proceeds from long-term debt of $246.6 million were primarily used to settle Hussmann's obligations to Whitman and fund working capital needs. In January 1998, Hussmann paid Whitman $240.0 million to pay-off its intercompany notes and to pay a cash dividend. For 1997, Hussmann generated cash from financing activities of $6.9 million due to improved cash flow resulting from high sales volumes and improved working capital management.

     With the elimination of Whitman charges after the Distribution Date and the expected reductions in interest expense and the level of cash dividends paid, Hussmann's management believes that cash flows from operations will be sufficient to cover planned capital expenditures.

     Available Cash and Credit Facility. Hussmann's cash and cash equivalents totaled $37.9 million as of March 31, 1998, compared to $38.4 million as of December 31, 1997.

     In January 1998, Hussmann International and Hussmann Corporation entered into the Credit Facility with a syndicate of commercial banks and financial institutions that enabled Hussmann International and Hussmann Corporation to borrow funds at variable interest rates on a revolving credit basis up to an aggregate principal amount of $350.0 million. The Credit Facility has been amended in order to remove Hussmann Corporation. The borrowings outstanding under the Credit Facility were assumed by Hussmann International effective May 29, 1998.

     In order to settle its Whitman obligations of $240.0 million and to provide for working capital after the Distribution, in January 1998, Hussmann Corporation borrowed $270.0 million under the Credit Facility. At March 31, 1998, $244.0 million was outstanding under the Credit Facility.

     Hussmann's management believes that cash flows from operations, unused amounts available under the Credit Facility and access to the capital markets will be sufficient to satisfy Hussmann's future working capital, capital investment, acquisition and other financing requirements for the foreseeable future. Hussmann's management believes that Hussmann will be able to access the capital markets on terms satisfactory to Hussmann, although there can be no assurance that will be the case.

     Hussmann's products use copper wiring and tubing. As a result, Hussmann's results are subject to fluctuations in the price of copper. Hussmann uses hedging instruments to mitigate a portion of these risks.

     Non-U.S. Operations. The most significant non-U.S. operations are located in Canada, Mexico and the U.K., with smaller operations located in, among other countries, Brazil, Chile, China and Singapore. Because the majority of Hussmann's non-U.S. entities conduct business in their respective local currencies, Hussmann is subject to foreign currency risks when translating its non-U.S. entity financial statements into U.S. dollars for financial reporting purposes. In addition to the foreign currency translation risks faced by Hussmann, other risks associated with non-U.S. operations include the potential for restrictive actions taken by host country governments, the risks relating to non-U.S. economic and political conditions, and the risks relating to limits on the transfer of funds from non-U.S. entities to Hussmann. Hussmann does not currently use foreign currency risk management instruments to manage its exposure to changes in currency exchange rates.

YEAR 2000

     Many currently installed computer systems will experience problems handling dates occurring after 1999 and will need to be modified in order to avoid such problems. Hussmann is assessing the readiness of its computer systems so that its systems will be able to manage and manipulate all material data beyond the year 1999. Hussmann has modified several of its most important systems and expects to implement any necessary changes to its remaining systems before the year 2000. Hussmann does not believe that the cost of such modifications will have a material adverse effect on Hussmann's results of operations or financial condition.

OTHER

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. It also requires other costs to be expensed. The SOP is effective for financial statements issued for fiscal years beginning after December 15, 1998. As previously stated, Hussmann is currently in the process of converting certain computer systems to a fully integrated company-wide information system, and believes the costs being incurred on this project are being accounted for in accordance with this SOP.

                                   MANAGEMENT

DIRECTORS

     Information with respect to the directors of Hussmann International is set forth below. Each individual has served as a director since January 1998.

                                             YEAR TERM
                NAME                   AGE    EXPIRES                      BACKGROUND
                ----                   ---   ---------                     ----------
J. Joe Adorjan.......................  59      1999      Mr. Adorjan is Chairman, President and Chief
                                                         Executive Officer and a director of Borg-Warner
                                                         Security Corporation, which provides security
                                                         services under the Wells Fargo, Burns and Pony
                                                         Express names. Before joining Borg-Warner in
                                                         1995, he served as President of Emerson
                                                         Electric Company from 1992-1995, and as
                                                         Chairman and Chief Executive Officer of ESCO
                                                         Electronics Corporation from 1990-1992. He is
                                                         also a director of Goss Graphic Systems, Inc.,
                                                         ESCO Electronics Corporation, The Earthgrains
                                                         Company and Illinova Corporation.

Archie R. Dykes......................  67      1999      Dr. Dykes is Chairman of Capital City Holdings,
                                                         Inc., Nashville, Tennessee, a venture capital
                                                         organization. Dr. Dykes served as Chairman and
                                                         Chief Executive Officer of the Security Benefit
                                                         Group of Companies from 1980 through 1987. He
                                                         served as Chancellor of the University of
                                                         Kansas from 1973 to 1980. Before that he was
                                                         Chancellor of the University of Tennessee. Dr.
                                                         Dykes is a director of the Fleming Companies,
                                                         Inc., Whitman Corporation, Midas, Inc. and the
                                                         Employment Corporation. He is also a member of
                                                         the Board of Trustees of the Kansas University
                                                         Endowment Association and the William Allen
                                                         White Foundation. He formerly served as Vice
                                                         Chairman of the Commission on the Operation of
                                                         the United States Senate and as a member of the
                                                         Executive Committee of the Association of
                                                         American Universities.

                                             YEAR TERM
                NAME                   AGE    EXPIRES                      BACKGROUND
                ----                   ---   ---------                     ----------
Richard G. Cline.....................  63      2000      Chairman of the Board of Hussmann. Mr. Cline
                                                         served as President and Chief Operating Officer
                                                         of NICOR Inc. since 1985, and became Chairman
                                                         of the Board and Chief Executive Officer in
                                                         1986. He retired as Chief Executive Officer in
                                                         May, 1995 and continued to serve as Chairman
                                                         until his retirement from the company at the
                                                         end of 1995. NICOR is engaged in natural gas
                                                         distribution and containerized liner shipping.
                                                         For the previous 22 years, Mr. Cline was an
                                                         executive of Jewel Companies, Inc., becoming
                                                         Chairman, President and Chief Executive Officer
                                                         in 1984. Mr. Cline is also a director of
                                                         Whitman Corporation and Chairman of Hawthorne
                                                         Investors, Inc., a private management advi-
                                                         sory and investment firm he founded in 1986.
                                                         Additionally he is a director of Kmart
                                                         Corporation, Ryerson Tull, Inc. and Central
                                                         DuPage Health System; and is a Trustee of The
                                                         Benchmark Funds and a past chairman of the
                                                         Federal Reserve Bank of Chicago. Mr. Cline is a
                                                         1957 graduate of the University of Illinois,
                                                         and he is a director and past president of the
                                                         University of Illinois Foundation.
Victoria J. Gregoricus...............  43      2000      Mrs. Gregoricus received her BBA degree from
                                                         Belmont University in 1977 and an MBA degree
                                                         from Vanderbilt University in 1981. Following
                                                         graduation from college, she joined
                                                         DSS/ProDiesel, a diesel parts remanufacturing
                                                         and distribution company based in Nashville,
                                                         Tennessee, and has subsequently served as its
                                                         President and Chief Executive Officer. Mrs.
                                                         Gregoricus is also a director of Whitman
                                                         Corporation, J. H. Heafner Company and AmSouth
                                                         Bancorporation and a member of the Board of
                                                         Advisors of Stratco. She has previously served
                                                         as Chairman of Tennessee's Alcohol and Beverage
                                                         Commission, as a director of the Association of
                                                         Diesel Specialists and as a member of the Board
                                                         of Directors of the Federal Reserve Bank of
                                                         Atlanta.
Lawrence A. Del Santo................  64      2001      Mr. Del Santo is the former Chairman and Chief
                                                         Executive Officer of Vons Companies, Inc., a
                                                         supermarket retailer that operates stores in
                                                         Southern California, where he was employed from
                                                         1994-1997. From 1984-1994, he was an executive
                                                         of American Stores Company, serving as Senior
                                                         Executive Vice President and Chief Operating
                                                         Officer beginning in 1993. He is also a
                                                         director of Supervalu, Inc.

                                             YEAR TERM
                NAME                   AGE    EXPIRES                      BACKGROUND
                ----                   ---   ---------                     ----------
R. Randolph Devening.................  56      2001      Mr. Devening is President and Chief Executive
                                                         Officer of Foodbrands America, Inc., which
                                                         produces, markets and distributes perishable
                                                         food products for the food service and retail
                                                         store delicatessen market. Mr. Devening has
                                                         been with Foodbrands America since 1994. From
                                                         1989 through 1994 Mr. Devening served as Chief
                                                         Financial Officer of Fleming Companies, Inc.,
                                                         and became its Vice Chairman in 1993. He is
                                                         also a director of ENTEX Information Services,
                                                         Inc., Autocraft Industries, Arkwright Mutual
                                                         Insurance Company and Hancock Fabrics, Inc.

J. Larry Vowell......................  57      2001      Mr. Vowell has spent his entire professional
                                                         career with Hussmann. After holding a variety
                                                         of management positions, Mr. Vowell became
                                                         President and Chief Operating Officer-Hussmann
                                                         U.S.A. in 1990 and President and Chief
                                                         Executive Officer later that year.

EXECUTIVE OFFICERS

     Information with respect to the executive officers of Hussmann International is set forth below.

              NAME, AGE AND POSITION                             BACKGROUND AND EXPERIENCE
              ----------------------                             -------------------------
Richard G. Cline (63)                                (See "Directors")
Chairman of the Board

J. Larry Vowell (57)                                 (See "Directors")
President and Chief Executive Officer

John S. Gleason (56)                                 Following a lengthy career with J. I. Case, Mr.
Executive Vice President-North American              Gleason joined Hussmann in 1988 as
Operations                                           President-International Group. He served as
                                                     Executive Vice President-Sales and Marketing for
                                                     North America from 1991 to 1995.

John Schlee (55)                                     Mr. Schlee joined Hussmann in 1988 as Group Vice
Senior Vice President-Europe and Middle East         President-Manufacturing. He was appointed Senior
                                                     Vice President-Manufacturing in 1989 and later
                                                     served as Senior Vice President-International
                                                     from 1995 to 1996 and Senior Vice
                                                     President-Global Development from 1996 to
                                                     November 1997.

Michael D. Newman (41)                               Mr. Newman joined Hussmann in 1996. Prior to
Senior Vice President-Chief Financial Officer        that, he spent seventeen years with General
                                                     Electric Company in various financial positions,
                                                     most recently as Manager, America's Finance.

Lawrence R. Rauzon (48)                              Mr. Rauzon served as Vice President-Western
Vice President-Asia Pacific                          United States from 1989-1994 when he was
                                                     appointed Vice President and Region Manager,
                                                     Western United States. He was appointed to his
                                                     present position in 1996. He has been with
                                                     Hussmann since 1978.

              NAME, AGE AND POSITION                             BACKGROUND AND EXPERIENCE
              ----------------------                             -------------------------
Dennis G. Gipson (44)                                Mr. Gipson joined Hussmann in 1972. From 1989 to
Vice President-Global Development                    1991 he was Vice President Sales-North Central
                                                     Zone. He served as Vice President for Product
                                                     Development and Research from 1992 to 1996.
                                                     Immediately prior to his present position he was
                                                     Vice President-Refrigeration, North America.
Mark C. Schaefer (40)                                Mr. Schaefer joined Hussmann in 1981. He became
Vice President-Mexico and Latin America              President-Hussmann Mexico in 1992, and was
                                                     appointed to his present position in 1995.
Burton Halpern (56)                                  Mr. Halpern has served in various legal
Vice President, General Counsel and Secretary        capacities with Hussmann since 1970. He became
                                                     General Counsel in 1985.
Joseph R. Pinkston III (43)                          Mr. Pinkston joined Hussmann in 1995. From
Vice President-Human Resources                       1992-1995 he served as Group Director of Human
                                                     Resources for the Bowman Distribution Division of
                                                     the Barnes Group. Prior to that, he served in
                                                     various human resource positions with units of
                                                     Allied Signal.
Thomas G. Korte (34)                                 Mr. Korte joined Hussmann on March 23, 1998. From
Vice President-Corporate Controller                  1986 until joining Hussmann he was employed by
                                                     KPMG Peat Marwick LLP with his last position
                                                     being Senior Manager.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Securities") supplements, and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Securities set forth in the Prospectus.

GENERAL

     The Notes will be limited to an aggregate principal amount of $125,000,000, will mature on June 1, 2008, and will be issued under an Indenture dated as of May 22, 1998 (the "Indenture"), between Hussmann International and The Bank of New York, as trustee (the "Trustee"), which is described more fully in the Prospectus. The following summaries of certain provisions of the Indenture and the Notes are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms. Capitalized terms used herein and not defined herein or in the Prospectus have the respective meanings set forth in the Indenture.

     The Notes will bear interest at the rate of 6 3/4% per annum from June 5, 1998, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year (each such date being hereinafter referred to as an "Interest Payment Date"), commencing on December 1, 1998, to the person in whose name such Note is registered at the close of business on the May 15 or November 15, as the case may be, immediately preceding such Interest Payment Dates.

     The Notes will be unsecured senior debt of Hussmann International and will rank on a parity with all other unsecured and unsubordinated indebtedness of Hussmann International. However, because Hussmann International is a holding company which conducts substantially all of its operations through subsidiaries, the right of Hussmann International, and hence the right of creditors of Hussmann International (including the holders of the Notes), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Hussmann International itself as a creditor of the subsidiary may be recognized.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at any time at the option of Hussmann International at a redemption price (the "Redemption Price") equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption (the "Redemption Date") on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued but unpaid interest to the date of redemption. The Notes will not be subject to any sinking fund.

     Notice of any redemption will be mailed at least 30 days but not more that 60 days before the Redemption Date to each holder of the Notes to be redeemed. Unless Hussmann International defaults in payment of the Redemption Price, interest will cease to accrue on the Notes or portions thereof called for redemption on and after the Redemption Date.

     "Adjusted Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, plus 0.20%.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(b) if Hussmann International obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Quotation Agent" means one of the Reference Treasury Dealers appointed by Hussmann International and certified to the Trustee by Hussmann International.

     "Reference Treasury Dealer" means each of BancAmerica Robertson Stephens, Credit Suisse First Boston Corporation and NationsBanc Montgomery Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer"), Hussmann International shall substitute therefor another Primary Treasury Dealer and certify same to the Trustee.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by Hussmann International and certified to the Trustee by Hussmann International, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Hussmann International by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Redemption Date.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of a fully-registered Global Security. The Global Security will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee.

     Except as set forth below, the Global Security may be transferred, in whole and not in part, only by the Depositary to its nominee or by its nominee to such Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor of the Depositary or a nominee of such successor.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Global Security on the Depositary's records. The ownership interest of each beneficial owner of the Global Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner will not receive written confirmation from the Depositary of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of such transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into such transaction. Transfers of ownership interests in the Global Security are to be accomplished by entries made on the books of Participants acting on behalf of the Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Global Security, except in the event that use of the book-entry system for the Global Security is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary records reflect only the identity of the Direct Participants to whose accounts Global Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, the Depositary will mail an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Security will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary or Hussmann International, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of Hussmann International, disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     None of Hussmann, any Underwriter or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Hussmann International within 90 calendar days, Hussmann International will issue Notes in certificated form in exchange for the Global Security. In addition, Hussmann International may at any time determine not to have the Notes represented by a Global Security, and, in such event, will issue Notes in certificated form in exchange for the Global Security. In either instance, an owner of an interest in the Global Security would be entitled to physical delivery of such Notes in certificated form. Notes so issued in certificated form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Hussmann International believes to be reliable, but Hussmann International takes no responsibility for the accuracy thereof.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), Hussmann International has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                 PRINCIPAL
                        UNDERWRITER                                AMOUNT
                        -----------                             ------------
BancAmerica Robertson Stephens..............................    $ 41,800,000
Credit Suisse First Boston Corporation......................      41,600,000
NationsBanc Montgomery Securities LLC.......................      41,600,000
                                                                ------------
     Total..................................................    $125,000,000
                                                                ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose initially to offer the Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes will be a new issue of securities with no established trading market. Hussmann International has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. These transactions, if commenced, may be discontinued at any time.

     Hussmann International has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters and their affiliates engage in transactions with, and perform services for, Hussmann in the ordinary course of business, including various investment banking and commercial banking services. In particular, the Underwriters are affiliated with banking institutions that participate in the Credit Facility and it is expected that more than 10% of the net proceeds of the Offering will be used to repay indebtedness owed by Hussmann to such banking institutions. Accordingly, the Offering of the Notes is being made in accordance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for Hussmann International by Burton Halpern, Vice President, General Counsel and Secretary of Hussmann International, and by Sidley & Austin, Chicago, Illinois. Certain legal matters in connection with the Notes offered hereby will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Halpern is an officer and full-time employee of Hussmann and holds options to purchase shares of its Common Stock.

                                    EXPERTS

     The combined financial statements of Hussmann have been included in this Prospectus Supplement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Consolidated Statements of Operations for the three months
  ended March 31, 1998 and 1997.............................     F-2
Consolidated Balance Sheets as of March 31, 1998 and
  December 31, 1997.........................................     F-3
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998 and 1997.............................     F-4
Notes to Consolidated Financial Statements..................     F-5
Independent Auditors' Report................................     F-7
Combined Statements of Operations for the years ended
  December 31, 1997, 1996 and 1995..........................     F-8
Combined Balance Sheets as of December 31, 1997 and 1996....     F-9
Combined Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................    F-10
Notes to Combined Financial Statements......................    F-11

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (UNAUDITED; DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
Sales and revenues..........................................    $  245.9    $  198.6
Cost of goods sold..........................................       205.1       163.7
                                                                --------    --------
Gross profit................................................        40.8        34.9
Selling, general and administrative expenses................        29.3        24.9
Amortization expense........................................         0.3         0.4
                                                                --------    --------
Operating income............................................        11.2         9.6
                                                                --------    --------
Whitman charges.............................................        (1.5)       (7.1)
Interest expense:
  Whitman...................................................        (1.0)       (4.2)
  Other.....................................................        (3.4)       (0.3)
                                                                --------    --------
Total interest expense......................................        (4.4)       (4.5)
Other income, net...........................................         0.9         0.4
                                                                --------    --------
Income (loss) before income tax expense and minority
  interest..................................................         6.2        (1.6)
Income tax expense (benefit)................................         2.3        (0.7)
                                                                --------    --------
Net income (loss) before minority interest..................         3.9        (0.9)
Minority interest...........................................         0.3         0.2
                                                                --------    --------
Net income (loss)...........................................    $    4.2    $   (0.7)
                                                                ========    ========
Basic and diluted earnings per share........................    $   0.08          --
Weighted average shares used in computing basic earnings per
  share.....................................................        50.9          --
Weighted average shares used in computing diluted earnings
  per share.................................................        51.8          --

See accompanying notes to consolidated financial statements.

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)

                                                              (UNAUDITED)
                                                               MARCH 31,        DECEMBER 31,
                                                                 1998               1997
                                                              -----------       ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 37.9             $ 38.4
  Receivables, net..........................................     233.0              208.8
  Inventories...............................................     110.7              146.7
  Other current assets......................................       3.9                7.4
                                                                ------             ------
Total current assets........................................     385.5              401.3
Property and equipment, net.................................     161.3              159.9
Goodwill, net...............................................      24.5               25.1
Other assets................................................      28.9               27.2
                                                                ------             ------
Total assets................................................    $600.2             $613.5
                                                                ======             ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................    $ 18.5             $  6.2
  Accounts payable..........................................     103.6              126.8
  Income taxes payable......................................       3.7               14.2
  Accrued expenses..........................................      59.5               74.6
                                                                ------             ------
Total current liabilities...................................     185.3              221.8
Loans and advances -- Whitman...............................        --              173.8
Long-term debt..............................................     246.6                 --
Deferred income taxes and other liabilities.................      26.2               31.3
                                                                ------             ------
Total liabilities...........................................     458.1              426.9
                                                                ------             ------
Shareholders' equity:
  Preferred stock, $.001 par value, 20,000,000 shares
     authorized, none issued or outstanding.................        --                 --
  Common stock, $.001 par value, 150,000,000 shares
     authorized, 50,791,393 issued and outstanding..........       0.1                 --
  Additional paid-in capital................................      87.2               52.3
  Retained earnings.........................................     110.1              188.1
  Cumulative translation adjustment.........................     (55.3)             (53.8)
                                                                ------             ------
Total shareholders' equity..................................     142.1              186.6
                                                                ------             ------
Total liabilities and shareholders' equity..................    $600.2             $613.5
                                                                ======             ======

See accompanying notes to consolidated financial statements.

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (UNAUDITED; DOLLARS IN MILLIONS)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                  1998       1997
                                                                  ----       ----
Cash flows from operating activities:
  Net income (loss).........................................    $   4.2     $ (0.7)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................        6.0        5.5
     Changes in assets and liabilities, exclusive of
      acquisitions:
       (Increase) decrease in receivables...................      (24.2)      39.7
       (Increase) decrease in inventories...................       36.0       (5.1)
       Decrease in accounts payable.........................      (24.2)     (27.4)
       Decrease in income taxes payable.....................      (10.5)      (1.5)
       Decrease in accrued expenses.........................      (15.1)      (9.4)
       Net change in other assets and liabilities...........       (3.1)      (5.0)
                                                                -------     ------
Net cash used in operating activities.......................      (30.9)      (3.9)
                                                                -------     ------
Cash flows from investing activities:
  Capital investments.......................................       (6.8)      (3.7)
  Companies acquired, net of cash...........................         --      (12.4)
  Other.....................................................        0.2        0.2
                                                                -------     ------
Net cash used in investing activities.......................       (6.6)     (15.9)
                                                                -------     ------
Cash flows from financing activities:
  Net increase in short-term debt...........................       12.3        0.9
  Settlement of Whitman obligations.........................     (221.7)        --
  Net increase in loans and advances -- Whitman.............         --        6.0
  Proceeds from issuance of long-term debt..................      270.0         --
  Principal payments on long-term debt......................      (23.4)        --
                                                                -------     ------
Net cash provided by financing activities...................       37.2        6.9
                                                                -------     ------
Effects of exchange rate changes on cash and cash
  equivalents...............................................       (0.2)      (0.2)
                                                                -------     ------
Net change in cash and cash equivalents.....................       (0.5)     (13.1)
Cash and cash equivalents as of beginning of period.........       38.4       47.1
                                                                -------     ------
Cash and cash equivalents as of end of period...............    $  37.9     $ 34.0
                                                                =======     ======

See accompanying notes to consolidated financial statements.

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (UNAUDITED; DOLLARS IN MILLIONS)

1. BASIS OF PRESENTATION

     On January 30, 1998, Whitman Corporation ("Whitman") distributed (the "Distribution") 50.7 million shares of common stock of Hussmann ("Hussmann Common Stock") to Whitman's shareholders. As a result of the spin-off (the "Spin-off"), Hussmann became an independent, publicly held company. (As required by the context, "Hussmann" or the "Company" refers to Hussmann International, Inc. or to the group of companies that became wholly-owned subsidiaries of Hussmann International, Inc. in January 1998.)

     The accompanying unaudited financial statements present the operations of Hussmann, which for all periods presented (except as of and for the period ended March 31, 1998) was composed of wholly-owned subsidiaries of Whitman Corporation, including Hussmann Corporation and its wholly-owned subsidiaries and other Hussmann companies owned by Whitman but directly managed by Hussmann. In January 1998, the companies included in these financial statements became wholly-owned subsidiaries of Hussmann. Prior to the formation of Hussmann, the historical financial statements were combined for financial reporting purposes. For all periods presented herein, the financial statements will be referred to as consolidated financial statements.

     The accompanying unaudited consolidated financial statements, in the opinion of management, include all adjustments (consisting of normal, recurring items) necessary to present fairly Hussmann's consolidated financial position and results of its operations and cash flows for the periods presented. The unaudited consolidated financial statements are presented in accordance with requirements of Regulation S-X and consequently do not include all disclosures required by generally accepted accounting principles. Results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

2. EARNINGS PER SHARE

     Hussmann adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", during the three months ended March 31, 1998. In accordance with SFAS No. 128, basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common stock options by using the treasury stock method. Although the Spin-off did not occur until January 30, 1998, for purposes of presentation Hussmann has calculated earnings per share on a pro forma basis assuming the Spin-off occurred at January 1, 1998 for both basic and diluted earnings per share.

     The number of shares of Hussmann Common Stock used in the calculation of earnings per share for the three months ended March 31, 1998 is as follows (in thousands):

                                                                 1998
                                                                ------
Weighted average shares outstanding -- basic................    50,851
Dilutive effect of stock options............................       958
                                                                ------
Weighted average shares outstanding -- diluted..............    51,809
                                                                ======

     As of March 31, 1998 all outstanding Hussmann stock options were included in the computation of diluted earnings per share, as the exercise price was less than the average fair market value of Hussmann Common Stock for the period it was traded.

                 HUSSMANN INTERNATIONAL, INC. AND SUBSIDIARIES

                        (UNAUDITED; DOLLARS IN MILLIONS)

3. INVENTORIES

     Inventories consist of the following (dollars in millions):

                                                                MARCH 31,    DECEMBER 31,
                                                                  1998           1997
                                                                ---------    ------------
Raw materials and supplies..................................     $ 63.8         $ 66.9
Work in process.............................................       35.6           52.0
Finished goods..............................................       11.3           27.8
                                                                 ------         ------
Total inventories...........................................     $110.7         $146.7
                                                                 ======         ======

4. BUSINESS SEGMENT INFORMATION

     Hussmann manages its business with separate senior management teams responsible for geographic regions. The following segments correspond to these geographic regions.

     The following tables present financial information for each of these business segments as of and for the quarters ended March 31, 1998 and 1997 (in millions):

                                                           SALES AND REVENUES        OPERATING INCOME
                                                           -------------------       -----------------
                                                            1998         1997        1998        1997
                                                           ------       ------       -----       -----
U.S. and Canada.....................................       $209.5       $173.4       $18.9       $16.7
U.K.................................................         22.7         21.8        (2.4)       (4.2)
Other International.................................         29.3         16.6         1.4         0.5
Eliminations........................................        (15.6)       (13.2)         --          --
                                                           ------       ------       -----       -----
Total...............................................       $245.9       $198.6       $17.9       $13.0
                                                           ======       ======
Corporate administrative expenses...................                                  (6.7)       (3.4)
                                                                                     -----       -----
Total operating income..............................                                 $11.2       $ 9.6
                                                                                     =====       =====

5. COMPREHENSIVE INCOME

     In addition, during the three months ended March 31, 1998, Hussmann adopted SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 requires the separate reporting of components of comprehensive income, as defined. This statement requires Hussmann to separately report the translation adjustments of SFAS No. 52, "Foreign Currency Translation" as a component of comprehensive income. Management has chosen, on an interim basis, to disclose the requirements of this statement within the notes to the consolidated financial statements. The foreign currency translation adjustments accounted for as a separate component of shareholders' equity were losses of $1.5 million and $2.5 million for the three-month periods ended March 31, 1998 and 1997, respectively.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hussmann International, Inc.:

     We have audited the accompanying combined balance sheets of Hussmann International, Inc. (Hussmann) as of December 31, 1997 and 1996, and the related combined statements of operations and cash flows for each of the years in the three-year period ended December 31, 1997. These combined financial statements are the responsibility of Hussmann's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Hussmann as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

January 8, 1998
St. Louis, Missouri

                             HUSSMANN INTERNATIONAL

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN MILLIONS)

                                                                 1997        1996        1995
                                                               --------    --------    --------
Sales and revenues.........................................    $1,096.2    $1,005.7    $  921.7
Cost of goods sold.........................................       889.5       801.8       742.4
                                                               --------    --------    --------
Gross profit...............................................       206.7       203.9       179.3
Selling, general and administrative expenses...............       114.4       108.6        99.1
Amortization expense.......................................         1.5         1.5         1.5
Non-recurring charges......................................        47.8          --          --
                                                               --------    --------    --------
Operating income...........................................        43.0        93.8        78.7
                                                               --------    --------    --------
Whitman charges............................................       (28.4)      (26.7)      (28.6)
Interest expense:
  Whitman..................................................       (17.3)      (16.7)      (14.7)
  Other....................................................        (1.6)       (1.3)       (2.1)
                                                               --------    --------    --------
Total interest expense.....................................       (18.9)      (18.0)      (16.8)
                                                               --------    --------    --------
Other income, net..........................................         0.9         2.6         4.5
                                                               --------    --------    --------
Income (loss) before income tax expense....................        (3.4)       51.7        37.8
Income tax expense.........................................         9.4        17.6        13.9
                                                               --------    --------    --------
Net income (loss)..........................................    $  (12.8)   $   34.1    $   23.9
                                                               ========    ========    ========

See accompanying notes to combined financial statements.

                             HUSSMANN INTERNATIONAL

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                             (DOLLARS IN MILLIONS)

                                                                 1997      1996
                                                                ------    ------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 38.4    $ 47.1
  Receivables, net..........................................     208.8     199.5
  Inventories...............................................     146.7     154.5
  Other current assets......................................       7.4       4.2
                                                                ------    ------
Total current assets........................................     401.3     405.3
Property and equipment, net.................................     159.9     138.4
Goodwill, net...............................................      25.1      38.7
Other assets................................................      27.2      29.0
                                                                ------    ------
Total assets................................................    $613.5    $611.4
                                                                ======    ======
LIABILITIES AND SHAREHOLDER EQUITY
Current liabilities:
  Short-term debt...........................................    $  6.2    $  1.9
  Accounts payable..........................................     126.8     113.4
  Income taxes payable......................................      14.2      10.2
  Accrued expenses..........................................      74.6      46.2
                                                                ------    ------
Total current liabilities...................................     221.8     171.7
Loans and advances..........................................     173.8     211.4
Deferred income taxes and other liabilities.................      31.3      35.7
                                                                ------    ------
Total liabilities...........................................     426.9     418.8
Shareholder equity..........................................     186.6     192.6
                                                                ------    ------
Total liabilities and shareholder equity....................    $613.5    $611.4
                                                                ======    ======

See accompanying notes to combined financial statements.

                             HUSSMANN INTERNATIONAL

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN MILLIONS)

                                                                 1997      1996      1995
                                                                ------    ------    ------
Cash flows from operating activities:
  Net income (loss).........................................    $(12.8)   $ 34.1    $ 23.9
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................      22.4      20.2      19.6
     Non-recurring charges..................................      47.8        --        --
     Changes in assets and liabilities, exclusive of
       acquisitions:
       Receivables, net.....................................      (3.6)    (13.9)    (12.8)
       Inventories..........................................      11.6     (30.4)    (12.5)
       Accounts payable.....................................      10.0       4.4       3.8
       Income taxes payable.................................       3.8       6.7      (6.5)
       Other assets and liabilities.........................      (2.9)      5.0     (19.5)
                                                                ------    ------    ------
Net cash provided by (used in) operating activities.........      76.3      26.1      (4.0)
                                                                ------    ------    ------
Cash flows from investing activities:
  Capital investments.......................................     (38.6)    (33.5)    (29.3)
  Proceeds from sales of property and equipment.............       2.0       6.2       1.0
  Companies acquired, net of cash acquired..................     (26.4)       --      (8.4)
                                                                ------    ------    ------
Net cash used in investing activities.......................     (63.0)    (27.3)    (36.7)
                                                                ------    ------    ------
Cash flows from financing activities:
  Net increase (decrease) in short-term debt................       4.3      (1.9)      3.8
  Net increase (decrease) in loans and advances from
     Whitman................................................     (37.6)     24.5      36.4
  Capital contribution from Whitman.........................      14.0        --        --
  Dividends to Whitman......................................      (2.2)     (8.3)     (7.3)
                                                                ------    ------    ------
Net cash provided by (used in) financing activities.........     (21.5)     14.3      32.9
                                                                ------    ------    ------
Effects of exchange rate changes on cash and cash
  equivalents...............................................      (0.5)     (0.1)     (2.9)
                                                                ------    ------    ------
Net change in cash and cash equivalents.....................      (8.7)     13.0     (10.7)
Cash and cash equivalents, beginning of year................      47.1      34.1      44.8
                                                                ------    ------    ------
Cash and cash equivalents, end of year......................    $ 38.4    $ 47.1    $ 34.1
                                                                ======    ======    ======

See accompanying notes to combined financial statements.

                             HUSSMANN INTERNATIONAL

                     NOTES TO COMBINED FINANCIAL STATEMENTS
(1) INTRODUCTION

BASIS OF PRESENTATION

     These combined financial statements present the operations of Hussmann, which for all periods presented, was composed of wholly-owned subsidiaries of Whitman Corporation ("Whitman"), including Hussmann Corporation and its wholly-owned subsidiaries and other Hussmann companies owned by Whitman but directly managed by Hussmann Corporation. In January 1998, the companies included in these combined financial statements became wholly-owned subsidiaries of Hussmann International, Inc.

     (As required by the context, "Hussmann" refers to Hussmann International, Inc. or to the group of companies that became wholly-owned subsidiaries of Hussmann International, Inc. in January 1998.)

SPIN-OFF FROM WHITMAN

     On January 30, 1998, Whitman Corporation ("Whitman") distributed (the "Distribution") 50.7 million shares of common stock of Hussmann ("Hussmann Common Stock") to Whitman's shareholders at the rate of one share of Hussmann Common Stock and associated Right (as defined below) for every two shares of Whitman common stock. As a result of the spin-off (the "Spin-off"), Hussmann became an independent, publicly held company.

NEW DEBT AGREEMENT

     In anticipation of the Spin-off, Hussmann and Hussmann Corporation entered into a five-year, unsecured revolving credit facility (the "Credit Facility") with a syndicate of commercial banks and financial institutions that enables Hussmann and Hussmann Corporation to borrow funds at variable interest rates on a revolving credit basis up to an aggregate principal amount of $350 million.

PAYMENT TO WHITMAN

     In order to settle its Whitman obligations of $240 million ($82.1 million dividend and $157.9 million for intercompany loans and advances), and to provide for working capital on and after the Distribution, in January 1998, Hussmann Corporation borrowed $270 million under the Credit Facility.

PRO FORMA CAPITALIZATION (UNAUDITED)

     The following table presents the capitalization of Hussmann at December 31, 1997, together with pro forma information as if the borrowings under the new Credit Facility and the payment to Whitman had occurred as of that date (in millions):

                                                                ACTUAL    PRO FORMA
                                                                ------    ---------
Short-term debt.............................................    $  6.2     $  6.2
Loans and advances from Whitman.............................     173.8         --
Bank credit facility........................................        --      240.0
                                                                ------     ------
  Total debt................................................     180.0      246.2
                                                                ------     ------
  Total shareholder equity..................................     186.6      139.1
                                                                ------     ------
Total debt and capitalization...............................    $366.6     $385.3
                                                                ======     ======

                             HUSSMANN INTERNATIONAL

STOCK OPTIONS AND RESTRICTED STOCK

     In connection with the Spin-off, Hussmann adopted, and Whitman, as then sole shareholder of Hussmann, approved the Hussmann International Stock Incentive Plan (the "Plan"). The Plan authorizes the issuance of up to 5,512,945 shares of Hussmann Common Stock pursuant to the exercise of incentive stock options, non-qualified stock options and stock appreciation rights and the grant of restricted stock and performance awards.

     On January 30, 1998, outstanding stock options granted under the Whitman Stock Incentive Plan were replaced with new non-qualified Hussmann stock options of equivalent value, with necessary adjustments being made to the number and exercise price of the Hussmann options to preserve the economic spread of the prior Whitman options as of the January 30, 1998 distribution date. Options granted pursuant to the Plan are generally exercisable ratably over a period of three years commencing one year after the date of grant.

     The following table summarizes information regarding the outstanding Hussmann stock options as of January 30, 1998:

                              OPTIONS OUTSTANDING

                                                     WEIGHTED-
                                                      AVERAGE    WEIGHTED-                 WEIGHTED-
                                                     REMAINING    AVERAGE                   AVERAGE
                                         NUMBER OF   LIFE (IN    EXERCISE    EXERCISABLE   EXERCISE
       RANGE OF EXERCISE PRICES           SHARES      YEARS)       PRICE       SHARES        PRICE
       ------------------------          ---------   ---------   ---------   -----------   ---------
$6.07-$7.82............................    296,332      3.6       $ 6.91       296,332      $ 6.91
$8.49-$9.87............................    234,266      6.8       $ 9.35       185,521      $ 9.22
$12.48-$13.69..........................  1,589,326      9.2       $13.36       154,899      $13.69
                                         ---------                             -------
Total Options..........................  2,119,924      8.1       $12.01       636,752      $ 9.23
                                         =========                             =======

     In addition, restricted shares of Whitman common stock issued to certain Hussmann officers were forfeited on January 30, 1998 and replaced with restricted shares of Hussmann Common Stock of equal value. At January 30, 1998, there were 98,021 restricted shares of Hussmann Common Stock outstanding. The restricted shares vest ratably over a three-year period commencing one year from the original date of grant.

SHAREHOLDER RIGHTS AGREEMENT AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     In 1997, Hussmann adopted a Rights Agreement providing for the issuance of one Preferred Stock Purchase Right (a "Right") with each share of Hussmann Common Stock. Each Right entitles the registered holder to purchase from Hussmann one one-hundredth of a share of Series A Junior Preferred Stock (a "Preferred Share") at a price of $150 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights will become exercisable on the Rights Distribution Date, which is the earlier of the tenth day following a public announcement that a person(s) has acquired beneficial ownership of 15% or more of the outstanding shares of Hussmann Common Stock (an "Acquiring Person"), or ten business days after the commencement of a tender offer or exchange offer that would result in a person(s) acquiring beneficial ownership of 15% or more of the outstanding shares of Hussmann Common Stock.

     If a person becomes an Acquiring Person, each Right holder (other than the Acquiring Person) will be entitled to receive, upon exercise of the Right, a number of shares of Hussmann Common Stock having a market value of two times the exercise price of the Right. If Hussmann is acquired in a merger or other business combination, each Right holder (other than the Acquiring Person) will be entitled to receive, upon exercise of a Right, a number of the acquiring company's common shares having a market value at that time of two times the exercise price of the Right.

                             HUSSMANN INTERNATIONAL

     In general, Hussmann can redeem all Rights for one cent per Right at any time until 10 days following the first public announcement that a person has become an Acquiring Person. The Hussmann Board of Directors, without the consent of the holders of Rights, is also authorized to reduce the stock ownership thresholds to 10 percent or increase them to not more than 20 percent. The Rights will expire on December 31, 2007. Until a Right is exercised, the holder of a Right (merely by being a Right holder) will have not rights as a shareholder of Hussmann including voting or dividend rights.

     Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Hussmann Common Stock. Each Preferred Share will have 100 votes, voting together with the Hussmann Common Stock. In the event of a merger or other transaction in which shares of common stock of the Company are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Hussmann Common Stock.

     The Company has 20 million authorized shares of Preferred Stock, of which
1.5 million have been designated as Preferred Shares. There are no Preferred Shares issued or outstanding.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Hussmann manufactures, sells, installs and services merchandising and refrigeration systems for the world's commercial food industry.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     Assets and liabilities of non-U.S. operations are translated into U.S. dollars using exchange rates as of the end of each fiscal period. Income and expense items are translated at average exchange rates prevailing during each fiscal period. The resulting translation adjustments are recorded as a component of shareholder equity. For those non-U.S. entities of Hussmann operating in countries where economies are considered to be highly inflationary, translation gains and losses are included in net income. Gains and losses from foreign currency transactions are included in net income.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Hussmann's financial instruments include cash and cash equivalents, receivables, short-term debt, and accounts payable. The carrying amounts approximate fair values because of the short maturity of these instruments.

     Because of the intercompany nature of the indebtedness, it is not considered meaningful to present fair value information with respect to the loans and advances from Whitman.

INVENTORIES

     Inventories are valued at the lower of cost (principally determined on the first-in, first-out or average methods) or net realizable value.

                             HUSSMANN INTERNATIONAL

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method. When property is sold or retired, the cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in other income (expense), net. Expenditures for maintenance and repairs are expensed as incurred. The approximate ranges of annual depreciation rates are 2% to 5% for buildings and improvements and 8% to 33% for machinery and equipment.

GOODWILL

     Goodwill represents the excess of cost over fair market value of tangible assets of acquired businesses. Such excess amounts are being amortized on straight-line bases over 40 years, with minor amounts being amortized over shorter periods.

CARRYING VALUES OF LONG-LIVED ASSETS

     Hussmann evaluates the carrying values of its long-lived assets to be held and used in the business by reviewing undiscounted cash flows by operating unit. Such evaluations are performed whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the projected undiscounted cash flows over the remaining lives of the related assets does not exceed the carrying value of the assets, the carrying values would be adjusted for the difference between the fair value and the carrying values.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped or when services are performed. Revenue for installation projects is recognized upon completion of the project and acceptance by the customer. Most products carry a one-year warranty while installation projects carry a three-month warranty. Hussmann estimates and records provisions for warranties in the period the sale is reported, based on its historical experience.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. These costs amounted to $5.6 million, $6.0 million and $5.6 million in 1997, 1996 and 1995, respectively.

ACCOUNT CLASSIFICATIONS

     Certain amounts presented in the accompanying combined financial statements are classified in a manner which differs, in minor respects, from the manner in which such amounts have been classified in Whitman's consolidated financial statements.

USE OF ESTIMATES

     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                             HUSSMANN INTERNATIONAL

(3) CHANGES IN EQUITY

     The following table presents the changes in equity for the years ended December 31, 1995, 1996 and 1997 (in millions):

                                                                        CUMULATIVE
                                                            HUSSMANN     CURRENCY
                                                            CAPITAL     TRANSLATION    SHAREHOLDER
                                                            ACCOUNTS    ADJUSTMENTS      EQUITY
                                                            --------    -----------    -----------
January 1, 1995.........................................     $197.1       $ (23.9)       $173.2
Net income..............................................       23.9            --          23.9
Stock compensation plans................................        0.6            --           0.6
Dividends to Whitman....................................       (7.3)           --          (7.3)
Translation adjustments.................................         --         (29.3)        (29.3)
                                                             ------       -------        ------
December 31, 1995.......................................      214.3         (53.2)        161.1
Net income..............................................       34.1            --          34.1
Stock compensation plans................................        1.0            --           1.0
Dividends to Whitman....................................       (8.3)           --          (8.3)
Translation adjustments.................................         --           4.7           4.7
                                                             ------       -------        ------
December 31, 1996.......................................      241.1         (48.5)        192.6
Net loss................................................      (12.8)           --         (12.8)
Stock compensation plans................................        0.3            --           0.3
Dividends to Whitman....................................       (2.2)           --          (2.2)
Whitman capital contribution............................       14.0            --          14.0
Translation adjustments.................................         --          (5.3)         (5.3)
                                                             ------       -------        ------
December 31, 1997.......................................     $240.4       $ (53.8)       $186.6
                                                             ======       =======        ======

(4) TRANSACTIONS WITH WHITMAN

CASH MANAGEMENT AND ADVANCES

     During all periods presented, Whitman managed the cash not considered necessary for operating requirements of certain of its subsidiaries, including the U.S. operations of Hussmann. Cash not needed for operations was advanced to Whitman at the then-current commercial bank prime lending rate; cash was advanced by Whitman on the same basis. All advances to or from Whitman were included in advances and loans from Whitman in the combined balance sheets. Interest income and expense on such advances were included in "Interest expense:
Whitman" in the combined statements of operations.

DIVIDENDS PAID TO/CAPITAL CONTRIBUTIONS FROM WHITMAN

     Hussmann has paid dividends to Whitman and Whitman has made capital contributions to Hussmann, as summarized in Note 3.

NOTE PAYABLE TO WHITMAN

     Included in loans and advances from Whitman as of December 31, 1997 and 1996 is a junior subordinated note in the amount of $117.3 million, which was repaid in conjunction with the Spin-off.

                             HUSSMANN INTERNATIONAL

WHITMAN CHARGES

     Whitman allocated portions of its corporate office general and administrative expenses and interest expense to its subsidiaries. Hussmann's share of such costs amounted to $28.4 million, $26.7 million, and $28.6 million in 1997, 1996 and 1995, respectively. Such charges represent an allocation of Whitman's estimated total expenses, and were charged to Whitman's subsidiaries based on budgeted revenues. Whitman considered this method to be a reasonable basis for allocation.

(5) RECEIVABLES

     Receivables are stated net of allowance for doubtful accounts of $1.9 million as of December 31, 1997, and $2.2 million as of December 31, 1996.

(6) INVENTORIES

     Inventories as of December 31, 1997 and 1996 consisted of the following (in millions):

                                                                 1997      1996
                                                                ------    ------
Raw materials and supplies..................................    $ 66.9    $ 66.2
Work in process.............................................      52.0      59.8
Finished goods..............................................      27.8      28.5
                                                                ------    ------
                                                                $146.7    $154.5
                                                                ======    ======

(7) PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1997 and 1996 consisted of the following (in millions):

                                                                 1997      1996
                                                                ------    ------
Land........................................................    $  5.4    $  4.9
Buildings and improvements..................................      82.0      78.8
Machinery and equipment.....................................     207.9     188.7
                                                                ------    ------
Total property and equipment................................     295.3     272.4
Accumulated depreciation....................................    (135.4)   (134.0)
                                                                ------    ------
Property and equipment, net.................................    $159.9    $138.4
                                                                ======    ======

(8) GOODWILL

     Goodwill is stated net of accumulated amortization of $8.8 million and $17.5 million as of December 31, 1997 and 1996, respectively.

                             HUSSMANN INTERNATIONAL

(9) ACCRUED EXPENSES

     Accrued expenses as of December 31, 1997 and 1996 consisted of the following (in millions):

                                                                1997     1996
                                                                -----    -----
Salaries and wages..........................................    $16.8    $16.5
Restructuring...............................................     29.3       --
Taxes other than income taxes...............................      6.3      8.2
Warranty....................................................      7.9      8.2
Pension.....................................................      5.9      7.8
Other.......................................................      8.4      5.5
                                                                -----    -----
                                                                $74.6    $46.2
                                                                =====    =====

(10) LEASES

     As of December 31, 1997, annual minimum rental payments under operating leases that have initial non-cancelable terms in excess of one year were as follows (in millions):


1998........................................................  $ 9.1
1999........................................................    6.7
2000........................................................    4.6
2001........................................................    2.1
2002........................................................    1.9
Thereafter..................................................    8.5
                                                              -----
Total minimum lease payments................................  $32.9
                                                              =====

     Total rent expense applicable to operating leases amounted to $9.5 million, $9.6 million, and $9.0 million in 1997, 1996 and 1995, respectively. A majority of Hussmann's leases provide that Hussmann pay taxes, maintenance, insurance and certain other operating expenses which are not included in the above lease amounts.

                             HUSSMANN INTERNATIONAL

(11) INCOME TAXES

     Hussmann's U.S. operations have been included in the consolidated U.S. Federal and certain state unitary income tax returns of Whitman. Income tax expense has been allocated to Hussmann as if Hussmann had filed separate income tax returns.

     The income tax expense consisted of (in millions):

                                                                 1997      1996      1995
                                                                ------    ------    ------
Current:
  U.S. Federal..............................................    $ 12.2    $ 10.1    $  3.1
  Non-U.S...................................................       5.5       5.6       6.8
  U.S. state and local......................................       1.8       1.2       0.7
                                                                ------    ------    ------
Total current...............................................      19.5      16.9      10.6
                                                                ------    ------    ------
Deferred:
  U.S. Federal..............................................      (2.2)      0.1       1.1
  Non-U.S...................................................      (7.5)      0.6       2.0
  U.S. state and local......................................      (0.4)       --       0.2
                                                                ------    ------    ------
Total deferred..............................................     (10.1)      0.7       3.3
                                                                ------    ------    ------
Income tax expense..........................................    $  9.4    $ 17.6    $ 13.9
                                                                ======    ======    ======

     The items which gave rise to differences between the income tax expense in the combined statements of operations and income taxes computed at the U.S. statutory rate are summarized as follows (in millions):

                                                                 1997      1996      1995
                                                                ------    ------    ------
Income tax expense computed at U.S. statutory rate..........    $ (1.2)   $ 18.1    $ 13.2
U.S. state and local taxes, net of U.S. Federal income tax
  benefit...................................................       0.9       0.8       0.6
Higher (lower) non-U.S. effective tax rates.................      (0.3)     (1.7)      0.1
Non-deductible non-recurring charges........................       9.7        --        --
Other items, net............................................       0.3       0.4        --
                                                                ------    ------    ------
Income tax expense..........................................    $  9.4    $ 17.6    $ 13.9
                                                                ======    ======    ======

     Pretax income (loss) from non-U.S. operations amounted to $(30.3) million, $23.3 million, and $25.6 million in 1997, 1996 and 1995, respectively. U.S. income taxes have not been provided on the undistributed income ($71.1) million of Hussmann's non-U.S. operations, which currently is not intended to be remitted to the U.S. No deferred tax liability has been recognized with regard to the potential remittance of such undistributed income. It is not practicable to estimate the incremental income tax liability that might be incurred if such income was remitted to the U.S.

     Deferred income taxes are created by "temporary differences" which exist between amounts of assets and liabilities recorded for financial reporting purposes and such amounts as reported under income tax regulations.

                             HUSSMANN INTERNATIONAL

     Deferred tax assets and liabilities as of December 31, 1997 and 1996 consisted of (in millions):

                                                                 1997      1996
                                                                ------    ------
Deferred tax assets attributable to:
  Post-retirement benefit accruals..........................    $  5.6    $  6.2
  Restructuring accrual.....................................      10.8       2.0
  Other accruals............................................       7.6       5.6
                                                                ------    ------
Total deferred tax assets...................................      24.0      13.8
                                                                ------    ------
Deferred tax liabilities attributable to:
  Property and equipment, principally depreciation method
     differences............................................      (7.2)     (8.2)
  Pensions..................................................      (7.2)     (6.6)
  Inventories...............................................      (5.9)     (5.2)
  Other.....................................................      (0.9)     (1.5)
                                                                ------    ------
Total deferred tax liabilities..............................     (21.2)    (21.5)
                                                                ------    ------
Net deferred tax asset (liability)..........................    $  2.8    $ (7.7)
                                                                ------    ------
Net deferred tax asset (liability) included in:
  Other assets..............................................    $  2.3    $  0.9
  Deferred income taxes and other liabilities...............       0.5      (8.6)
                                                                ------    ------
Net deferred tax asset (liability)..........................    $  2.8    $ (7.7)
                                                                ======    ======

     Management believes it is more likely than not that all deferred tax assets will be realized and, accordingly no valuation allowance is required.

(12) PENSION AND OTHER POST-RETIREMENT PLANS

HUSSMANN-SPONSORED DEFINED BENEFIT PENSION PLANS

     Substantially all of Hussmann's U.S. employees are covered under various defined benefit pension plans sponsored and funded by Hussmann. Plans covering salaried employees provide pension benefits based on years of service and generally are limited to a maximum of 20% of an employee's average annual compensation during the five years preceding retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds and government securities.

     Net periodic pension cost for 1997, 1996 and 1995 included the following components (in millions):

                                                                 1997      1996      1995
                                                                ------    ------    ------
Service cost-benefits earned during period..................    $  4.8    $  4.2    $  3.6
Interest cost on projected benefit obligation...............      11.2      10.4       9.7
Actual return on assets.....................................     (32.4)    (16.2)    (19.1)
Net amortization and deferral...............................      20.7       4.9       8.7
                                                                ------    ------    ------
Total net periodic pension cost.............................    $  4.3    $  3.3    $  2.9
                                                                ======    ======    ======

                             HUSSMANN INTERNATIONAL

     The principal economic assumptions used in the determination of net periodic pension cost include the following:

                                                                1997    1996    1995
                                                                ----    ----    ----
Discount rate...............................................    7.5%    7.5%    8.5%
Expected long-term rate of return on assets.................    9.5%    9.5%    9.5%
Rate of increase in compensation levels.....................    4.5%    5.0%    6.0%

     Pension costs are funded in amounts not less than minimum levels required by regulation. The following table reconciles the pension plans' funded status to the amounts recognized in Hussmann's Combined Balance Sheets as of December 31, 1997 and 1996 (in millions):

                                                        1997                            1996
                                            -----------------------------   -----------------------------
                                            ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                             ACCUMULATED      BENEFITS       ACCUMULATED      BENEFITS
                                               BENEFIT      EXCEED ASSETS     BENEFITS      EXCEED ASSETS
                                            -------------   -------------   -------------   -------------
Actuarial present value of benefit
  obligation (measured as of September
  30):
Vested benefit obligation................      $ (96.4)        $ (24.6)        $ (80.5)        $ (34.7)
                                               -------         -------         -------         -------
Accumulated benefit obligation...........        (98.8)          (33.5)          (82.5)          (37.5)
                                               -------         -------         -------         -------
Projected benefit obligation.............       (116.1)          (35.2)          (98.3)          (39.0)
Plan assets at fair market value
  (measured as of September 30)..........        141.8            30.1           116.0            32.3
Plan assets in excess of (less than)
  projected benefit obligation...........         25.7            (5.1)           17.7            (6.7)
Unrecognized net asset at transition.....         (0.2)            0.1            (0.3)             --
Unrecognized prior service costs.........          6.2             5.8             5.4             8.0
Unrecognized net loss (gain).............        (18.8)           (0.4)          (11.7)            1.4
Additional liability required to
  recognize minimum liability............           --            (4.0)             --            (7.8)
                                               -------         -------         -------         -------
Prepaid (accrued) pension cost recognized
  in balance sheets......................      $  12.9         $  (3.6)        $  11.1         $  (5.1)
                                               =======         =======         =======         =======

     The principal economic assumptions used in determining the above benefit obligations were discount rates of 7.0% and 7.5% in 1997 and 1996, respectively, and rates of increase in future compensation levels of 4.5% and 5.0% in 1997 and 1996, respectively.

HUSSMANN-SPONSORED DEFINED CONTRIBUTION PLANS

     Substantially all U.S. salaried employees, certain U.S. hourly employees and certain Canadian employees participate in voluntary, contributory defined contribution plans to which Hussmann makes full or partial matching contributions. Hussmann matching contributions to these plans amounted to $3.7 million, $3.1 million and $2.9 million in 1997, 1996 and 1995, respectively.

MULTI-EMPLOYER PENSION PLANS

     Hussmann participates in a number of multi-employer pension plans which provide benefits to certain unionized employee groups. Amounts contributed to the plans totaled $3.7 million, $3.4 million and $2.8 million in 1997, 1996 and 1995, respectively.

                             HUSSMANN INTERNATIONAL

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     Hussmann provides substantially all former U.S. salaried employees who retired prior to July 1, 1989 and selected other employees in the U.S. and Canada with certain life and health care benefits. U.S. salaried employees retiring after July 1, 1989 generally are required to pay the full cost of these benefits. Eligibility for these benefits varies with the employee's classification prior to retirement. Accrued post-retirement benefit costs recorded in Hussmann's combined balance sheets were $14.5 million and $14.4 million as of December 31, 1997 and 1996, respectively. The costs associated with the program were immaterial in each of the years 1995 through 1997.

MULTI-EMPLOYER POST-RETIREMENT MEDICAL AND LIFE INSURANCE

     Hussmann participates in a number of multi-employer plans which provide health care and survivor benefits to unionized employees during their working lives and after retirement. Portions of the benefit contributions, which cannot be disaggregated, related to post-retirement benefits for plan participants. Total amounts charged against income and contributed to the plans (including benefit coverage during their working lives) amounted to $5.2 million, $5.1 million, and $4.0 million in 1997, 1996 and 1995, respectively.

(13) OTHER INCOME, NET

     Other income, net, for years ended December 31, 1997, 1996 and 1995 consisted of interest income of $1.8 million, $2.1 million, $3.7 million, respectively, and other immaterial items.

(14) NON-RECURRING CHARGES

     Non-recurring charges consist of charges Hussmann recorded in 1997 related to the recognition of goodwill impairment, the closure of certain sales and service branches in the U.K., the restructuring of its U.K. operations, and the consolidation of certain North American operations.

     During the third quarter of 1997, Hussmann recorded non-recurring charges of $30.7 million ($29.6 million on an after-tax basis) consisting of approximately $26.0 million relating to the recognition of goodwill impairment and $4.7 million principally relating to the closure of sales and service branches in the U.K.

     During the fourth quarter of 1997, Hussmann management decided to restructure its U.K. operations. The restructuring plan included closing a manufacturing facility in Glasgow, Scotland and the consolidation of two manufacturing facilities in Milton Keynes, England. Additionally, it included the consolidation of certain North American operations. These actions resulted in the elimination of approximately 320 jobs, primarily in the U.K. The total costs were approximately $25.6 million (approximately $17.4 million on an after-tax basis) which includes $12.6 million for the write-down of inventory and equipment, $10.9 million in severance and termination benefits, and $2.1 million for lease termination and other closing costs. The restructuring is scheduled to be completed by the second quarter of 1998 and is expected to result in lower employee costs and higher manufacturing productivity. During 1997, approximately $0.4 million in costs were incurred related to the restructuring and charged against the reserve.

(15) OTHER FINANCIAL INFORMATION

     Net cash provided by operating activities includes cash payments or cash receipts as follows (in millions):

                                                                1997     1996     1995
                                                                -----    -----    -----
Interest paid...............................................    $18.3    $18.0    $16.3
Income taxes paid...........................................     15.7      8.5      4.9

                             HUSSMANN INTERNATIONAL

     In 1997, Hussmann acquired the remaining 25% interest in Frio-Lux, an equipment distributor in Chile, a 70% interest in Fast Frio, a refrigerator manufacturer and distributor in Brazil and 100% of Industrias Gilvert, a manufacturer of refrigeration coils located in Mexico. The total amount paid for 1997 acquisitions totaled $26.4 million. There were no significant acquisitions in 1996. In 1995, Hussmann acquired a 75% interest in Frio-Lux, a 55% interest in Luoyang Refrigeration in Luoyang, China, and the remaining 50% interest in Capital Metalworks Limited, a refrigeration manufacturer and distributor in the U.K. The total amount paid for 1995 acquisitions was $9.4 million. All such acquisitions were accounted for as purchases, and Hussmann's combined operating results include such acquisitions from the dates of purchase. The effects of these acquisitions, had they been made as of the beginning of the period reported, would not have been significant to Hussmann's combined operating results.

(16) CONTINGENCIES

     Hussmann has certain contingent liabilities arising from various pending claims and litigation on a number of matters. While the amount of liability that may result from these matters cannot be determined, in the opinion of Hussmann counsel, the ultimate liability will not materially affect the combined financial position or results of operations of Hussmann.

(17) BUSINESS SEGMENT INFORMATION

     Hussmann is engaged in manufacturing, sales, installation and servicing of commercial refrigeration systems and equipment in various markets throughout the world. As the products and services sold are similar throughout the world, Hussmann manages the business with separate senior management teams responsible for geographic regions. Therefore, the following segments correspond to these geographic regions.

     The following tables present financial information for each of these business segments as of and for the years ended December 31, 1997, 1996 and 1995 (in millions):

                                                   SALES AND REVENUES            OPERATING INCOME
                                              ----------------------------   ------------------------
                                                1997       1996      1995     1997     1996     1995
                                              --------   --------   ------   ------   ------   ------
U.S. and Canada.............................  $  894.9   $  826.6   $738.6   $102.8   $ 94.4   $ 78.6
U.K.........................................     124.2      139.9    157.3    (55.4)      --      5.8
Other International.........................     134.3       82.0     67.6     17.2     14.3      9.1
Eliminations................................     (57.2)     (42.8)   (41.8)      --       --       --
                                              --------   --------   ------   ------   ------   ------
Total before corporate and other expenses...  $1,096.2   $1,005.7   $921.7     64.6    108.7     93.5
                                              ========   ========   ======
Hussmann corporate administrative
  expenses..................................                                  (21.6)   (14.9)   (14.8)
                                                                             ------   ------   ------
Total operating income......................                                   43.0     93.8     78.7
Whitman charges.............................                                  (28.4)   (26.7)   (28.6)
Interest expense............................                                  (18.9)   (18.0)   (16.8)
Other income, net...........................                                    0.9      2.6      4.5
                                                                             ------   ------   ------
Income (loss) before income tax expense.....                                 $ (3.4)  $ 51.7   $ 37.8
                                                                             ======   ======   ======

                             HUSSMANN INTERNATIONAL

                                                             DEPRECIATION AND
                                  IDENTIFIABLE ASSETS          AMORTIZATION         CAPITAL INVESTMENTS
                                ------------------------   ---------------------   ---------------------
                                 1997     1996     1995    1997    1996    1995    1997    1996    1995
                                ------   ------   ------   -----   -----   -----   -----   -----   -----
U.S. and Canada...............  $332.1   $350.3   $324.9   $13.8   $12.5   $10.6   $16.3   $19.4   $19.1
U.K...........................    77.1    115.0    116.1     2.7     2.9     4.9     1.1     6.2     4.1
Other International...........   134.8     84.1     58.6     2.8     2.0     1.6     9.5     6.8     4.2
Corporate assets..............    69.5     62.0     47.8     3.1     2.8     2.5    11.7     1.1     1.9
                                ------   ------   ------   -----   -----   -----   -----   -----   -----
                                $613.5   $611.4   $547.4   $22.4   $20.2   $19.6   $38.6   $33.5   $29.3
                                ======   ======   ======   =====   =====   =====   =====   =====   =====

     Foreign currency gains or losses were not significant. Sales to any single customer and sales to domestic or foreign governments were each less than ten percent of combined sales and revenues.

     Included in U.S. and Canada sales and revenues shown above were export sales to the following geographic areas (in millions):

                                                               1997     1996     1995
                                                               -----    -----    -----
Europe and Middle East......................................   $ 0.8    $ 1.5    $ 2.7
Latin America...............................................    12.8      8.5      9.5
Asia Pacific................................................     9.9      8.1      5.8
                                                               -----    -----    -----
Total exports...............................................   $23.5    $18.1    $18.0
                                                               =====    =====    =====

     Sales and revenues, long-lived assets, and deferred tax assets related to Hussmann operations located in the United States consist of the following (in millions):

                                                                 1997      1996      1995
                                                                ------    ------    ------
Sales and revenues..........................................    $779.8    $727.5    $645.1
Long-lived assets...........................................     109.8      99.8      94.2
Deferred tax assets.........................................      22.1      12.2      10.4

     Sales and revenues are attributed to the location from which products are shipped or services are provided to the customer.

     Sales and revenues, long-lived assets, and deferred tax assets related to Hussmann operations located outside of the United States consist of the following (in millions):

                                                                 1997      1996      1995
                                                                ------    ------    ------
Sales and revenues..........................................    $316.4    $278.2    $276.6
Long-lived assets...........................................      75.2      77.3      70.9
Deferred tax assets.........................................       1.9       1.6       1.5

                             HUSSMANN INTERNATIONAL

     Sales and revenues are attributed to the location from which products are shipped or services are provided to the customer.

(18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents Hussmann's sales and revenues, gross profit, and net income on a quarterly basis (in millions):

                                      FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER   FULL YEAR
                                      -------------   --------------   -------------   --------------   ---------
1997
Sales and revenues..................     $198.6           $250.8          $283.8           $363.0       $1,096.2
Gross profit........................       34.9             48.4            62.6             60.8          206.7
Net income (loss)...................       (0.7)             5.7           (15.9)            (1.9)         (12.8)
1996
Sales and revenue...................     $194.6           $226.0          $261.5           $323.6       $1,005.7
Gross profit........................       34.5             48.1            56.0             65.3          203.9
Net income (loss)...................       (1.8)             6.6            13.2             16.1           34.1
1995
Sales and revenue...................     $168.7           $220.6          $241.4           $291.0       $  921.7
Gross profit........................       28.7             46.5            49.0             55.1          179.3
Net income (loss)...................       (0.3)             4.8             8.7             10.7           23.9

PROSPECTUS

                          HUSSMANN INTERNATIONAL, INC.
                                  $250,000,000
                                DEBT SECURITIES

                            ------------------------

     Hussmann International, Inc. ("Hussmann" or the "Company") may offer from time to time its unsecured debentures, notes or other evidences of indebtedness (the "Securities"), in one or more series, in amounts, at prices and on terms to be determined at the time of sale. The Securities may be sold to underwriters, to or through dealers, acting as principals or acting as agents, or directly to other purchasers. See "Plan of Distribution."

     The Securities may be issued in registered form without coupons, or in unregistered form with or without coupons. In addition, all or a portion of the Securities may be issued in temporary or definitive global form. Securities which are book-entry Securities will be issued in registered global form.

     The specific designation, aggregate principal amount, designated currency or currencies, or currency unit or units in which the principal, any premium or any interest is payable, authorized denominations, purchase price, maturity, interest rate (which may be fixed or variable) and time of payment of any interest, any redemption terms or other special terms and the terms of the offering in connection with the sale of the Securities in respect of which this Prospectus is being delivered, together with the names of any underwriters, dealers or agents, applicable commissions or discounts and net proceeds to the Company from the sale thereof, are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is May 29, 1998

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     Hussmann is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities offered hereby. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, at (http://www.sec.gov). Hussmann's common stock is listed on the New York Stock Exchange and such reports and other information may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Report of the Company on Form 10-K for the year ended December 31, 1997, the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1998, the Current Reports on Form 8-K of the Company dated January 30, 1998 and May 15, 1998 and the registration statement of the Company on Form 10 dated January 6, 1998 are incorporated by reference into this Prospectus. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Copies of the above documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon written or oral request without charge from Hussmann, 12999 St. Charles Rock Road, Bridgeton, Missouri 63044 (telephone number (314) 291-2000), Attention: Patrick T. Farrell.

                                  THE COMPANY

     Hussmann manufactures, sells, installs and services merchandising and refrigeration systems for the world's commercial food industry. Products include refrigerated and non-refrigerated display merchandisers, refrigeration systems, beverage coolers, air handlers, condensers, coils and walk-in storage coolers and freezers. Hussmann utilizes advanced technology to create energy efficient products that are designed to provide low life-cycle costs. Hussmann's wide product line features high quality products intended to meet the needs of a broad range of customers. Hussmann operates in three geographic segments, the U.S. and Canada, the United Kingdom and Other International, which includes Mexico, Latin America, Asia Pacific, continental Europe and the Middle East.

     The Company was incorporated under the laws of the State of Delaware on August 29, 1997. At the time of its incorporation, the Company was a wholly-owned subsidiary of Whitman Corporation, a Delaware corporation ("Whitman"). On January 30, 1998, Whitman distributed (the "Distribution") all of the issued and outstanding shares of common stock, par value $.001 per share, of the Company (the "Common Stock") to the shareholders of record of Whitman's common stock as of January 16, 1998. The Distribution was made pursuant to the terms of a Distribution and Indemnity Agreement (the "Distribution Agreement") dated as of December 31, 1997 by and among Whitman, the Company and Hussmann Corporation, a Missouri corporation ("Hussmann Corporation") and wholly-owned subsidiary of the Company.

     Hussmann Corporation is the successor to the business started by Harry L. Hussmann in 1906 which sold butchers supplies. Hussmann introduced the first meat display case in 1917 and the first frozen food case for Clarence Birdseye in 1933. Hussmann's principal executive offices are located at 12999 St. Charles Rock Road, Bridgeton, Missouri 63044 and its telephone number is (314) 291-2000.

                                USE OF PROCEEDS

     Except as otherwise set forth in any Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including repayment of indebtedness, expansion of existing businesses and investments in business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

                           DESCRIPTION OF SECURITIES

     The following description of the Securities sets forth certain general terms and provisions to which any Prospectus Supplement may relate. The particular terms of Securities being offered and the extent to which such general provisions apply are described in the Prospectus Supplement relating thereto.

     The Securities are to be issued under an Indenture dated as of May 22, 1998 (the "Indenture"), between the Company and The Bank of New York, as Trustee ("Trustee"). The form of the Indenture is filed as an exhibit to the Registration Statement. The following summary of certain provisions of the Securities and the Indenture is subject to, and is qualified in its entirety by, all of the provisions of the Indenture. Article and section references in parentheses are to the Indenture. Wherever particular provisions (including definitions) of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

GENERAL

     The Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Indenture provides that the Securities may be issued thereunder from time to time in one or more series and does not limit the aggregate principal amount of the Securities or of any particular series of Securities.

     The Securities will be obligations of the Company exclusively. Because Hussmann conducts substantially all of its business through its subsidiaries, the ability of the Company to meet its obligations under the Securities will be dependent on the earnings and cash flow of its subsidiaries and the ability of its subsidiaries to pay dividends and to advance funds to the Company. In addition, Hussmann's rights and the rights of its creditors and securities holders, including the holders of the Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against any such subsidiary. Except with respect to the covenants "Limitation on Liens" and "Limitation on Sale and Lease-Back Transactions" contained in the Indenture described below, the Indenture does not restrict or limit the ability of any subsidiary of the Company to incur, create, assume or guarantee indebtedness.

     The Securities may be issued in fully registered form without coupons or in unregistered form with or without coupons. The Securities may also be issued in the form of one or more temporary or definitive global securities (each a "Global Security"). Registered Securities which are book-entry securities will be issued as registered Global Securities. Unregistered Securities may also be issued in the form of temporary or definitive Global Securities.

     The Securities may be denominated in U.S. dollars or in any other currency or currency unit. If any of the Securities are sold for any foreign currency or currency unit or if principal of (and premium, if any) and interest, if any, on any of the Securities are payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of a series of Securities being offered: (a) the title of such Securities; (b) the aggregate principal amount of Securities; (c) the rate or rates (which may be fixed or variable) at which the Securities will bear interest, if any, or the method of determining any interest, the date or dates from which any such interest will accrue, the date or dates on which any such interest will be payable, and the record date for the interest payable on any interest payment date; (d) the date or dates of maturity; (e) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Company may redeem the Securities; (f) the obligation, if any, of the Company to redeem the Securities pursuant to a sinking fund or at the option of the holder and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Securities will be redeemed; (g) the portion of the principal amount of the Securities due upon acceleration of maturity in the event of a default; (h) the denominations in which the Securities will be issuable if other than denominations of $1,000 if registered and $5,000 if unregistered; (i) the form used to evidence ownership of the Securities; (j) information with respect to conversion of the Securities, if convertible; (k) the places where the principal (and premium, if any) and interest, if any, are payable; (l) additional offices or agencies for registration of transfer and exchange and for payment of the principal (and premium, if any) and interest, if any; (m) whether the Securities will be issued as registered Securities, or as unregistered Securities, including temporary and definitive Global Securities, the depositary for any Global Security, and the circumstances, if any, upon which such Securities may be exchanged for Securities issued in a different form; (n) if other than U.S. dollars, the currency or currencies, or currency unit or units for which the Securities may be purchased and in which the payment of principal of (and premium, if any) and interest, if any, on such Securities will be made; (o) if the Company or the holders of such Securities may elect payment in a currency or currencies, or currency unit or units other than that in which such Securities are denominated, then the period or periods within which, and the terms and conditions upon which, such election may be made and any provision requiring the holders to bear currency exchange costs; (p) if the amount of any payment on the Securities may be determined with reference to a currency, currency unit, commodity or financial or non-financial index or indices, then the manner in which any such amount shall be determined; (q) whether and under what circumstances the Company will pay additional amounts to any holder of such Securities who is not a U.S. person in respect of any tax, assessment or governmental charge required to be withheld or deducted and, if so, whether the Company will have the option to redeem such Securities rather than pay any additional amounts; (r) the person to whom any interest on a registered Security will be payable if other than as registered on the record date, the manner in which or person to whom any interest on an unregistered Security will be payable if other than upon surrender of the appropriate coupon and the manner in which any interest on a Global Security will be paid; (s) whether defeasance and discharge provisions will not apply to the Securities; and (t) any other terms not inconsistent with the Indenture. (Section 2.01)

     Unless otherwise indicated in the Prospectus Supplement, principal (and premium, if any) and interest, if any, will be payable, and the Securities covered thereby may be registered for transfer or exchange, at the principal corporate trust office of the Trustee in New York, New York, provided that at the option of the Company, payment of interest on registered Securities may be made by check mailed to the address of the person entitled thereto as it appears on the Security Register or by wire transfer as instructed by the person entitled thereto. (Sections 4.02 and 4.03) No service charge will be made for any exchange or registration of transfer of the Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge. (Section 2.06)

GLOBAL SECURITIES

     Securities of a series may be issued in whole or in part as one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or unregistered form and in either temporary or definitive form. (Section 2.01) The specific terms of the depositary arrangement with respect to any Global Security of a series will be described in the Prospectus Supplement relating to such series.

LIMITATION ON LIENS

     The Indenture provides that neither the Company nor any Restricted Subsidiary (as defined below) will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, security interest, lien, pledge or other encumbrance ("liens") upon any Principal Property (as defined below), or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired), without effectively providing that the Securities (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created, ranking equally with the Securities) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt is so secured. This restriction will not apply to (a) liens affecting property of a corporation, association or other business entity existing at the time it becomes a Subsidiary (as defined below) of the Company or at the time it is merged into or consolidated with or purchased by the Company or a Subsidiary;
(b) liens existing at the time of acquisition of the property affected thereby or purchase money liens incurred within 180 days after acquisition of the property; (c) liens to secure the cost of construction of property, plants or facilities incurred within 180 days of completion of construction; (d) liens which secure indebtedness owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (e) liens existing on the date of the Indenture;
(f) liens in connection with the issuance of certain pollution control or industrial revenue bonds or similar financings; (g) certain statutory liens or similar liens arising in the ordinary course of business; (h) certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with workers' compensation or similar legislation; (i) liens existing on property acquired by the Company or a Restricted Subsidiary through the exercise of rights arising out of defaults on receivables acquired in the ordinary course of business; (j) liens for certain judgments and awards;
(k) liens for certain taxes, assessments, governmental charges or other liens of a similar nature, which do not materially impair the use of such property in the operation of the business of the Company or a Restricted Subsidiary or the value of such property for the purposes of such business; (l) liens on receivables and general intangibles securing capitalized lease obligations incurred by the Company or any Restricted Subsidiary; and (m) certain extensions, renewals or replacements of any liens referred to in the foregoing clauses (a) through (l). (Section 4.06) See also "Exempted Indebtedness" below.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

     The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any sale and lease-back transaction with respect to any Principal Property (except for temporary leases of a term, including renewals, not exceeding three years, leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, and leases entered into within 180 days after the completion of construction and commencement of operation of a Principal Property) unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of Section 4.06, to incur Debt secured by a lien on the property to be leased without equally and ratably securing the Securities, or (b) the Company within 180 days after the effective date of such transaction applies to the voluntary retirement of its funded debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the property leased in such transaction or the fair value, in the opinion of the Board of Directors, of the leased property at the time such transaction was entered into. (Section 4.07) See also "Exempted Indebtedness" below.

DEFINITIONS

     The term "Principal Property" means any manufacturing plant or warehouse owned or leased by the Company or any Subsidiary located within the United States of America, the gross book value of which exceeds two percent of Consolidated Net Worth (as defined below), other than manufacturing plants and warehouses which the Board of Directors by resolution declares, together with all other plants and warehouses previously so declared, are not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. The term "Restricted Subsidiary" is defined to mean any Subsidiary which owns or leases a Principal Property. The term "Subsidiary" means any corporation at least a majority of the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation (whether or not any other class of securities has or might have voting power by reason of the occurrence of a contingency) is at the time owned or controlled, directly or indirectly, by the Company, by one or more Subsidiaries or by the Company and one or more Subsidiaries. (Article One) The term "Consolidated Net Worth" means the excess of assets over total liabilities of the Company and its consolidated Subsidiaries, plus Minority Interests, as determined from time to time in accordance with generally accepted accounting principles consistently applied. The term "Minority Interest" is defined as any shares of stock of any class of a Subsidiary (other than directors' qualifying shares) that are not owned by the Company or a Subsidiary. (Section 6.01) The term "Consolidated Net Tangible Assets" means the excess of tangible assets over total liabilities of the Company and its consolidated Subsidiaries, as determined from time to time in accordance with generally accepted accounting principles consistently applied.

EXEMPTED INDEBTEDNESS

     Notwithstanding the foregoing limitations on liens and sale and lease-back transactions, the Company and its Restricted Subsidiaries may issue, assume, or guarantee Debt secured by a lien without securing the Securities, or may enter into sale and lease-back transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Debt and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 15% of the Consolidated Net Tangible Assets of the Company. (Section 4.08)

DEFEASANCE

     Unless otherwise provided in the applicable Prospectus Supplement, the following defeasance provisions will apply to the Securities being offered thereby.

     Satisfaction and Discharge. The Indenture provides that, unless inapplicable to any series of Securities, the Company will be discharged from any and all obligations in respect of the Securities of any series (except, among other things, for certain obligations to register the transfer or exchange of Securities of such series, to replace stolen, lost, destroyed or mutilated Securities of such series, to maintain paying agencies and to hold monies for payment in trust), if the Company shall deposit with the Trustee, in trust, money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and each installment of interest on the Securities of such series on the due date of such payments in accordance with the terms of the Indenture and the Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel of recognized national standing or a ruling of the Internal Revenue Service to the effect that holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, satisfaction and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 12 .02(a)) The term "Government Obligations" with respect to any series of Securities means direct noncallable obligations of the government which issued the currency in which the Securities of that series are denominated or noncallable obligations the payment of the principal of and interest on which is fully guaranteed by such government and which, in either case, are full faith and credit obligations of such government. (Article One)

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture provides that, unless inapplicable to any series of Securities, the Company may omit to comply with certain covenants in Sections 4.06 (Limitation on Liens), 4.07 (Limitation on Sale and Lease-Back Transactions) and 4.08 (Exempted Indebtedness) and Article Eleven (Consolidation, Merger, Sale, Conveyance or Lease) if the Company shall deposit with the Trustee, in trust, money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and each installment of interest on the Securities of such series on the due date of such payments in accordance with the terms of the Indenture and the Securities of such series. All obligations of the Company under the Indenture and the Securities of such series other than with respect to the covenants referred to above and all Events of Default other than with respect to such covenants shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel of recognized national standing to the effect that the holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 12.02(b))

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit to comply with Sections 4.06, 4.07 and 4.08 and Article Eleven of the Indenture with respect to the Securities of any series as described above and the Securities of such series are declared due and payable because of the occurrence of any Event of Default other than default with respect to Sections 4.06, 4.07 and 4.08 and Article Eleven as referred to above, the amount of money and Government Obligations on deposit with the Trustee will be sufficient to pay amounts payable on the Securities of such series on their respective due dates without such acceleration, but may not be sufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for such payments.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     The Company may consolidate with, or merge into, or sell, lease or convey all or substantially all of its assets to, any person, if, among other things,
(i) the Company is the continuing corporation or the successor is a U.S. corporation which assumes all the obligations of the Company under the Securities and under the Indenture and (ii) after giving effect thereto, no Event of Default under the Indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing. (Section 11.01) With respect to the sale of assets referred to in the foregoing sentence, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of all or substantially all of the Company's assets and therefore it may be unclear whether such a disposition has occurred.

     Unless otherwise described in a Prospectus Supplement, there are no covenants or provisions contained in the Indenture which may afford the holders of Securities of a series with protection in the event of a highly leveraged transaction involving the Company. Accordingly, the Company could in the future enter into transactions that could increase the amount of Debt outstanding at that time or otherwise affect the Company's capital structure or credit rating.

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Securities is defined as being: default for 30 days in payment of interest, if any, on any Security of that series; default in payment of principal (or premium, if any) on any Security of that series as and when the same becomes due; default by the Company in the performance of any of the other covenants in Securities of that series or in the Indenture relating to Securities of that series which shall not have been remedied within a period of 90 days after notice to the Company by the Trustee or holders of at least 25% in aggregate principal amount of the Securities of that series then outstanding; certain events of bankruptcy, insolvency or reorganization of the Company; or acceleration of any indebtedness for money borrowed by the Company or any Restricted Subsidiary in excess of the greater of $15,000,000 in aggregate principal amount or 5% of the Consolidated Net Worth of the Company. (Section 6.01) No Event of Default with respect to the Securities of a particular series constitutes an Event of Default with respect to any other series. Additional Events of Default may be prescribed for the benefit of holders of certain series of Securities and described in the Prospectus Supplement relating to such Securities. The Indenture provides that the Trustee will notify the holders of Securities of each series of Events of Default actually known to any of its Responsible Officers (as defined in the Indenture) and affecting that series within 90 days after the occurrence thereof; provided that, except in the case of default in the payment of principal (and premium, if any) and interest, if any, or in the making of any sinking fund payment, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Securities. (Section 7.02)

     The Indenture provides that if an Event of Default with respect to any series of Securities shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of Securities of that series then outstanding may declare, upon written notice, the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be immediately due and payable, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (and premium, if any) and interest, if any, on Securities of that series) may be waived by the holders of a majority in principal amount of the Securities of that series then outstanding. (Section 6.02)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default with respect to any series of Securities shall occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers in the Indenture at the request or direction of any of the holders of that series, unless such holders shall have offered to the Trustee reasonable security or indemnity. (Sections 7.01 and 7.03) The holders of a majority in principal amount of the Securities of each series affected by an Event of Default and then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to the Securities of that series. (Section 6.12)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Securities of each series at the time outstanding, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or any supplemental indenture with respect to the Securities of such series; provided that no such supplemental indenture may, among other things (a) extend the maturity of any Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any premium payable upon the redemption thereof, or change the currency in which any Security is payable, without the consent of the holder of each Security so affected, or (b) reduce the aforesaid majority in principal amount of the Securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all Securities of such series. (Section 10.02)

                              PLAN OF DISTRIBUTION

     Hussmann may sell Securities to underwriters, to or through dealers, acting as principals or as agents, or directly to other purchasers. Securities also may be sold by underwriters directly to other purchasers or through other dealers, which may receive compensation from the underwriters in the form of discounts, concessions or commissions. The Prospectus Supplement with respect to Securities being offered sets forth the terms of the offering, including the name or names of any underwriters or agents, any discounts, commissions and other items constituting compensation from the Company and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters and any discounts, concessions or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The place and time of delivery of Securities in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

     If so indicated in the Prospectus Supplement, the Company has authorized underwriters or agents to solicit offers by certain specified institutions to purchase Securities from the Company at the offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and to the condition that the purchase of such Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. Any commission payable for solicitation of such contracts is set forth in the Prospectus Supplement. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Each series of Securities to be offered will be a new issue of securities with no established trading market. Certain underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Underwriters and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act. Such underwriters and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     Unless otherwise indicated in the Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Burton Halpern, Vice President, Secretary and General Counsel of the Company, and by Sidley & Austin, Chicago, Illinois, and for any underwriters or agents by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Halpern is an officer and full-time employee of the Company and holds options to purchase shares of its Common Stock.

                                    EXPERTS

     The combined financial statements of Hussmann as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and on the authority of said firm as experts in accounting and auditing.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF HUSSMANN INTERNATIONAL OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.......      S-3
The Company.........................      S-9
Use of Proceeds.....................     S-16
Capitalization......................     S-16
Ratios of Earnings to Fixed
  Charges...........................     S-17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     S-18
Management..........................     S-29
Description of Notes................     S-33
Underwriting........................     S-36
Legal Matters.......................     S-36
Experts.............................     S-37
Index to Financial Statements.......      F-1
PROSPECTUS
Available Information...............        2
Incorporation of Certain Documents
  by Reference......................        2
The Company.........................        3
Use of Proceeds.....................        3
Description of Securities...........        3
Plan of Distribution................        9
Legal Opinions......................        9
Experts.............................        9

======================================================
======================================================

                                 HUSSMANN LOGO

                                    HUSSMANN
                              INTERNATIONAL, INC.

                                  $125,000,000

                              6 3/4% SENIOR NOTES
                                    DUE 2008

                             ---------------------

                                   PROSPECTUS

                                   SUPPLEMENT

                                  JUNE 2, 1998

                             ---------------------

                         BANCAMERICA ROBERTSON STEPHENS

                           CREDIT SUISSE FIRST BOSTON

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

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